Countrywide plc

Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

06016411

Our ref: CS1.4.32-5101USSecuritiessl(ps)le160806

SEC MAIL PROCESSING RECEIVED AUG 2 4 2006 WASH, D.C. 213 SECTION

21 August 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Re: **Countrywide plc, Rule 12g3-2(b) Exemption, File No. 82-34927**

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Countrywide plc, Rule 12g3-2(b) File No. 82-34927, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of section 18 of the Exchange Act of 1934.

Yours faithfully

PROCESSED
AUG 3 1 2006
THOMSON
FINANCIAL

Shirley Law
Assistant Company Secretary
Countrywide plc

dlw 8/30

Countrywide plc

And

US Securities Exchange Act 1934 ('1934 Act')

A list of documents released to the London Stock Exchange for filing with US Securities Exchange and Commission in compliance with Rules 12g3 - 2(b) under the 1934 Act for the period from 11 April 2006 to 21 August 2006.

Date of Publication	**Heading**	**Short Description of the Information**
11 April 2006	Transaction in own 125,000 shares 23rd Purchase	Countrywide plc purchased own shares
12 April 2006	Transaction in own 500,000 shares 24th Purchase	Countrywide plc purchased own shares
13 April 2006	Transaction of PDMR	John Williams Purchased 1,000 shares in Countrywide plc
19 April 2006	Transaction of PDMR	Bob Scarff Purchased 1,333 shares in Countrywide plc
2 May 2006	Transaction of PDMR	Gerry Fitzjohn exercised 2,213 options and retained the shares in Countrywide plc
11 May 2006	AGM Statement	Pre-AGM statement of Countrywide plc
11 May 2006	Result of AGM	Post AGM statement of Countrywide plc
15 May 2006	Transaction of PDMR	Trust purchased 283,254 shares and 272,600 shares in Countrywide plc
17 May 2006	Holdings in Company	Lehman Brothers 8,695,650 shares
23 May 2006	Holdings in Company	Lehman Brothers 7,006,091 shares
26 May 2006	PDMR Grant of PSP options	Grant of PSP Options: A Ekins G Fitzjohn T Marris C P Shaw J Williams R Scarff D Fletcher A Snowball G Williams

2 June 2006	Holdings in Company	Artisan Partners Ltd Partnership 8,917,929 shares
6 June 2006	Holdings in Company	Deutsche Bank AG 9,259,471 shares in Countrywide plc
30 June 2006	Holdings in Company	Barclays 7,205,676 shares
3 July 2006	Block Listing – six monthly Returns for: ESOS (1995) ESOS (1996) SAYE (1996) C/W Sharesave Plan	Countrywide plc
7 July 2006	Trading Statement	Countrywide plc
13 July 2006	Holdings in Company	Artisan Partners Ltd Partnership 9,722,917 Shares
14 July 2006	Holdings in Company	Goldman Sachs 8,726,481
19 July 2006	Response to Government HIPs Announcement	Countrywide plc
19 July 2006	Holdings in Company	Goldman Sachs 8,762,404
20 July 2006	Holdings in Company	Goldman Sachs 8,707,940
21 July 2006	Holdings in Company	Artisan Partners Ltd Partnership 10,599,169 shares
21 July 2006	Holdings in Company	Goldman Sachs 8,774,108
25 July 2006	Appointment of new Director	Countrywide plc
26 July 2006	Holdings in Company	Goldman Sachs 8,438,825
1 August 2006	Holdings in Company	Deutsche Bank AG 8,750,620 shares in Countrywide plc
1 August 2006	Holdings in Company	Barclays 8,839,777 shares
4 August 2006	Holdings in Company	Goldman Sachs 6,187,311
11 August 2006	Holdings in Company	Lehman Brothers 7,196,262 shares
15 August 2006	Interim Announcement for 30 June 2006	Countrywide plc
16 August 2006	Transaction in own 250,000 shares 1st Purchase	Countrywide plc

17 August 2006	Transaction in own 250,000 shares 2nd Purchase	Countrywide plc
18 August 2006	Transaction in own 250,000 shares 3rd Purchase	Countrywide plc

Regulatory Announcement

Go to market news section

Company	Countrywide Plc
TIDM	CWD
Headline	Transaction in Own Shares
Released	17:01 18-Aug-06
Number	PRNUK-1808

18 August 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 18 August 2006 the Company purchased, through ABN AMRO Bank NV, 250,000 ordinary shares of 5p each at the following price per share.

Highest price paid per share: 411p

Lowest price paid per share: 404.5p

Volume weighted average price paid per share: 407.91p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of £20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 4,463,652 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 174,691,795.

Director/Company Secretary

Countrywide plc

END

Close

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

17 August 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 17 August 2006 the Company purchased, through ABN AMRO Bank NV, 250,000 ordinary shares of 5p each at the following price per share.

Highest price paid per share:	402p
Lowest price paid per share:	399p
Volume weighted average price paid per share:	401.06p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of £20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 4,213,652 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 174,941,795.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.34-5101ShareBuybackABNAMOsl(ps)170806

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

16 August 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 16 August 2006 the Company purchased, through ABN AMRO Bank NV, 250,000 ordinary shares of 5p each at the following price per share.

Highest price paid per share:	401p
Lowest price paid per share:	399p
Volume weighted average price paid per share:	400.14p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of £20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 3,963,652 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 175,191,639.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.33-5101ShareBuybackABNAMO160806

Countrywide plc **Press Release**

INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2006

- **Profit before tax of £62.8m** (2005: £3.5m)
- **Operating profit £43.9m** (2005: £2.4m before exceptional items, £5.2m after exceptionals)
- **Profit on sale of Rightmove shares £16.4m**
- **EPS 27.01p** (2005: 1.82p)
- **Interim dividend 5.00p per share** (2005: 1.00p)
- **£20m share buybacks**
- **Record pipeline of sales awaiting exchange £96.8m** (2005: £76.3m)
- **Completed house sales increased 24%**
- **Life policies arranged increased 74%**
- **Strong operating cash flow results in £35.2m cash at 30 June** (2005: £48.8m net debt)
- **Grenville Turner to succeed Harry Hill in January 2007**

Christopher Sporborg, Chairman of Countrywide plc, said:

"This will be the last occasion on which I will report to shareholders on the group's progress and I am delighted to report that profits for the six months to 30 June 2006 were significantly better than the same period last year. Operating profit before exceptional items was £43.9 million (2005: £2.4 million) whilst profit before tax, boosted by the profits on the disposal of part of our interests in Rightmove plc and TMG Holdings Ltd and the sale of our commercial surveying division, was a record £62.8 million (2005: £3.5 million). Cash flow in the six months to 30 June 2006 has been strong. In addition to the net cash flow from operating activities of £30.0 million (2005: £(18.0) million), we realised £23.6 million from the proceeds of the disposals, and we had positive cash balances at the half year of £35.2m.

Whilst there are some signs the market is entering a seasonal lull, it shows no sign of extreme movement in either direction. We are disappointed that the Bank of England has chosen to increase interest rates at this time. However, we believe that the current market is sufficiently robust to absorb this increase, and provided this increase does not mark the first of a series of rate rises, and absent any other external shocks which might affect confidence, the market will continue to remain at current levels subject to normal seasonal fluctuations. In this case house prices should continue to increase on a gentle upward trend. In this event, we are confident of the immediate future and anticipate a further strong profit and cash flow performance next year.

I would like to take this opportunity to say what a privilege it has been to chair the company over the last twenty years; to thank all my board colleagues and the group's employees for their contribution to the group's success; and to congratulate both Harry Hill on his appointment as Chairman to succeed me, and Grenville Turner on his appointment to replace Harry as Group Managing Director. I am immensely proud of all that has been achieved since I formed the group in 1986, and wish it further success in the future."

For further information please contact:

Countrywide plc

Christopher Sporborg, Chairman — Tel: 07836 204 449

Harry Hill, Group Managing Director — Tel: 01376 533 700

Countrywide plc
Countrywide House
Perry Way
WITHAM
Essex CM8 3SX

Tel: (01376) 533700
Fax: (01376) 520758/520465
DX No: 140680 WITHAM 4

Chairman's Statement

SUMMARY

	6 Months 2006	6 Months 2005	
Group operating profit before exceptional items	**£43.9m**	£2.4m	
Group operating profit	**£43.9m**	£5.2m	
Group profit before tax	**£62.8m**	£3.5m	
Earnings per share	**27.01p**	1.82p	
Interim dividend per share	**5.00p**	1.00p	
			Change
House sales exchanged	**48,126**	38,965	24%
Mortgages arranged	**28,651**	21,280	35%
Valuations and survey instructions	**347,016**	319,424	9%
Conveyances completed	**28,870**	20,490	41%
Life policies arranged	**23,473**	13,472	74%

BUSINESS REVIEW

I am delighted to report that profits for the six months to 30 June 2006 were significantly better than the same period last year. Operating profit before exceptional items was £43.9 million (2005: £2.4 million) whilst profit before tax, boosted by the profits on the disposal of part of our interests in Rightmove plc and TMG Holdings Ltd ("TMG") and the sale of our commercial surveying division, was a record £62.8 million (2005: £3.5 million).

The largest contribution to this improvement in performance came from a major turnaround in the operating profits of the UK residential estate agency business where, aided by a 24% increase in house exchanges, last year's loss of £6.4 million was turned into a profit of £19.0 million. Furthermore, both the financial services and surveying and valuation divisions saw material uplifts in profit, whilst the conveyancing division reduced its loss by some £3.5 million.

Since Rightmove is now listed on the London Stock Exchange, we are no longer able to incorporate its results in the group's results until they have been released to the market. Despite this reporting restriction, we are still required to account for the results of this investment as an associate. In future, we will therefore include our share of Rightmove's published results (currently 21.5%) in the first financial statements which we will announce following the release of any relevant financial information produced by Rightmove.

Following the successful integration last year of the estate agency and lettings businesses we bought from Bradford & Bingley Group plc ("BBG") in 2004, the majority of our financial services sales force based in our estate agency offices is now successfully operating under our proven model. The integration of the Securemove survey and valuation business is substantially complete, and now only awaits the rollout of our Enterprise computer system, for which plans are in hand.

Subsequent to our Annual Report, the judgement of the High Court in April indicated that there are very limited circumstances in which overseas losses can be utilised for group relief. This is reinforced by the new rules introduced in the Finance Act 2006. Consequently, we have reversed the deferred tax asset of £1.9 million set up in the 2005 accounts. The profits on disposal of shares in Rightmove and TMG have been relieved by substantial shareholder exemptions. The net effect of these items is to reduce the effective tax charge for the six months period to 24.4%.

Cash flow in the six months to 30 June has been strong. In addition to the net cash flow from operating activities of £30.0 million (2005: £(18.0) million), we realised £23.6 million from the proceeds of the disposals noted above. In May, the underlying strength of our cash flow gave us the confidence to cancel the three year Revolving Credit Facility originally taken out to fund the £85.0 million return of capital in 2004. Despite the purchase of two million shares into Treasury at a cost of £10.2 million, and a purchase of 555,854 shares at a cost of £3.0 million by the Employee Benefit Trust, as a hedge against awards made under the Performance Share Plan, we had positive cash balances at the half year of £35.2 million.

In the light of these excellent results and our strong cash flow, we have decided to pay an Interim Dividend of 5 00p per ordinary share In addition, we have decided to distribute the profit on the partial disposal of our holding in Rightmove, which was approximately 9.31p per Countrywide share, by buying £20 million of the company's shares into Treasury This will give a total cash return to shareholders so far this year of £44 million (approximately 25 2p per share)

We would anticipate maintaining a progressive dividend policy, based on the dividend being covered between 2 and 2.5 times by earnings on average through the business cycle. We also expect that periodically we may have capital in excess of that required to develop the business and to maintain the dividend and we would propose to return such excess capital to shareholders by the most appropriate means at the time

Estate Agency Division

	6 Months 2006	6 Months 2005	**Change**
Turnover			
- UK Estate Agency	**£166.4m**	£117.9m	41%
- Lettings	**£21.7m**	£19.0m	14%
- Overseas	**£1.3m**	£1.3m	-
Operating profit/(loss)			
- UK Estate Agency	**£19.0m**	£(6.4)m	
- Lettings	**£3.7m**	£2.7m	37%
- Overseas	**£(0.2)m**	£(0.4)m	
Branches at 30 June - owned	**1,062**	1,072	-1%
- franchised	**120**	109	10%
House sales exchanged – owned	**48,126**	38,965	24%
- franchised	**2,700**	1,676	61%
Average commission	**1.68%**	1.63%	
Average house price	**£187,000**	£176,600	6%
Headcount (average FTE)	**7,277**	6,973	4%
Average employees per branch	**5.30**	5.02	6%
Closing pipeline	**£96.8m**	£76.3m	27%
Closing pipeline (Number of offers)	**28,991**	24,030	21%

UK Estate Agency

The housing market has followed a more traditional pattern over the last twelve months and there have been no unusual factors affecting the trend of sales arranged, the pipeline and the stock of homes for sale, all of which followed normal seasonal trends There now exists little reliable or timely data to give a guide to activity levels in the UK housing market However, we estimate that the increase in sales arranged per office of 25% achieved by our estate agency network is in line with the market or maybe slightly better. This improvement in activity, together with rising house prices, has resulted in some recent pressure on commission rates, although the rate achieved in June was still higher than in June 2005 The average commission per sale in the six months to June 2006 was £3,183, some 10% higher than that achieved in the same period in 2005

In response to the more active market the number of employees increased and this, together with higher semi-variable costs such as advertising and printing, has led to a 14.4% increase in total costs Of the incremental income generated over 2005, 57.7% has benefited operating profit

The residential estate agency benefits from residential sales generated from the Corporate Property Services business. This unit provides services to lenders in possession, house builders and companies relocating personnel and is also a residential maintenance contractor Income in this business grew faster than the residential market, enabling it to make a worthwhile contribution to the division's profits.

The development of a dedicated Land and New Homes business supported by the estate agency branch network continues to progress. There are now 28 dedicated offices across the country, with further expansion planned. During the first six months of the year sales with a capital value of nearly £484 million have been agreed, which we believe makes this business the largest of its type in the country.

Franchising
Our franchising business now has 120 operational branches and is the largest estate agency franchise network in the United Kingdom. The management's emphasis in 2006 has been on further strengthening the franchisee support, development and training functions. The experienced agents that make up the support team have contributed to the 61.4% increase in the value of sales exchanged achieved by the franchise network, on a like-for-like branch basis, compared to the first 6 months of 2005.

Lettings
Our provincial lettings business, Countrywide Residential Lettings continues to deliver excellent growth, with operating profit up 29% on 2005. This increase has been delivered through higher income which is up 14% The number of properties let during the period has increased by 17% with a strong pipeline going forward into the busiest summer period. Productivity has improved by 13%. Rental levels have increased a little ahead of inflation at 3.7%. The development of the Lets-Cover.co.uk brand, which enables customers to instantly take out insurance for rental property online, has helped insurance sales to customers of the residential lettings business grow by 49%.

Countrywide Property Management, the corporate management arm of the business, has developed synergies with Land and New Homes teams, creating a total solution for developers of leasehold property. The leasehold property management element of the business is expanding rapidly and the pipeline of new business stands at over 10,000 units and continues to grow. Countrywide Property Management is the leading provider of property management services to pension trustees offering SIPPs and is the number one provider of alternative accommodation services to the insurance industry providing accommodation to over 850 families in the first half of 2006.

The level of stock in our London business has fallen dramatically, partially due to investors taking advantage of the more buoyant market conditions to dispose of their portfolios, but also because low rental yields make it more difficult to cover interest payments. Despite this environment turnover rose by 13% during the period and profit was up by 96% compared to the same six months last year. The profit margin improved from 10% to 17%. In January 2006, we transferred the administration of our client accounting to India, achieving cost and efficiency savings.

Overseas
Since we restructured our Spanish operation at the beginning of 2005 we have seen a significant increase in referral levels from our estate agency branches of potential buyers of properties in Spain. Increased confidence and improving transaction levels in the UK have also assisted, resulting in 17% more inspection flights from the UK which has translated into 24% more sales arranged. We believe our strategy of focusing the marketing of our Spanish proposition directly through our network of UK estate agency branches will continue to produce increased sales volumes.

Financial Services Division

	6 Months 2006	6 Months 2005	**Change**
Turnover	**£42.9m**	£32.8m	31%
Operating profit	**£9.9m**	£4.3m	130%
Total mortgages arranged	**28,651**	21,280	35%
Panel mortgages arranged	**26,019**	17,766	46%
- value	**£2.9bn**	£1.8bn	61%
Life protection policies arranged	**23,473**	13,472	74%
General insurance policies arranged	**25,504**	17,765	44%
Conversion rate			
- mortgages	**59.5%**	54.6%	
- life policies	**48.8%**	34.6%	
- general insurance	**53.0%**	45.6%	
Headcount (average FTE)	**1,446**	1,368	6%

Following the integration of the former BBG financial services sales force in October 2005, the consultant headcount has progressively been building, and at the end of June numbered 883 (2005: 833). This additional headcount, together with a material increase in productivity, has driven the number of mortgages placed with our select panel of leading lenders to record levels. These factors, with the additional benefit of more competitively priced products following last year's repricing, led to a significant rise in the life insurance conversion rate and the

number of policies placed on risk. Although the repricing of the life products which we offer means the margins per case are lower, in the half year to 30 June 2006 total income earned on the sale of life products increased by 30% over last year. The average mortgage size arranged increased by 11.6% over last year which, coupled with the increase in volume, gave rise to mortgage related income, some 46% up on the first half of 2005

Despite the material increase in volumes, there has only been a marginal increase in the number of employees in our processing centres this year, and there has been a pleasing increase in productivity. This has contributed to a year-on-year increase in average margin across the division from 12.7% to 22.7%.

Surveying and Valuation Division

	6 Months 2006	6 Months 2005	**Change**
Turnover	**£67.0m**	£56.6m	18%
Operating profit	**£14.6m**	£8.0m	83%
Profit on disposal of business	**£1.3m**	-	
Valuations and survey instructions completed	**347,016**	319,424	9%
Headcount (average FTE)	**1,487**	1,735	-14%

Countrywide Surveyors

We have seen a good level of mortgage survey and valuation instructions for house purchases throughout the period, although both the level and the proportion of remortgage survey and valuation instructions has dropped. However, the total number of instructions received grew progressively, so that by April in some parts of the country we had reached capacity, despite productivity improving. However, as the rollout of our new tablet driven computer system, Enterprise, has gathered pace there has been some negative impact on productivity and capacity has reduced whilst our surveyors were trained on the new system. The rollout to the original Countrywide Surveyors offices is complete and plans are in progress to equip the Securemove offices.

The senior management of this division have spent an immeasurable amount of time preparing for the now aborted Home Condition Report. However, there has been no significant direct expenditure or capital investment this year. It is fortuitous that only 27 surveyors had progressed through our internal Home Inspector training programme and had passed the external assessment. Equally fortuitously, whilst a great deal of groundwork had been undertaken to source potential Home Inspectors, recruitment of the additional anticipated employees had not yet commenced.

In March, we sold the Commercial Survey & Valuation business we had acquired with Securemove from BBG in 2004. This business operated in a sector of the market which we do not consider forms part of our core business, and we are sure the operation and its employees will fit more comfortably in the Erinaceous Group plc, the purchasers. We sold our interest for £3.6 million, realising a profit of £1.3 million over the book value. A potential further £1.0 million is receivable over the next 3 years, subject to certain conditions being met

In May we further extended our operation in Scotland with the purchase of Kean Kennedy, a small business with gross assets of £83,000 based in Elgin. The expansion of our Scottish representation is now enabling us to take advantage of the reciprocal business opportunities arising from our substantial estate agency presence in the west of Scotland.

Conveyancing Division

	6 Months 2006	6 Months 2005	Change
Turnover	**£10.4m**	£9.3m	12%
Operating loss	**£(1.2)m**	£(4.7)m	
Completions	**28,870**	20,490	41%
Headcount (average FTE)	**576**	608	-5%

Countrywide Property Lawyers

The first few months of 2006 were critical for Countrywide Property Lawyers ('CPL') which needed to manage the successful implementation of its new computer system, whilst coping with the seasonal and market growth in the volume of new instructions. This critical point has now passed, and we have been able to progressively increase the proportion of instructions handled by the new system which at the end of June amounted to 74% of all live cases. The challenge is to grow capacity to meet the demand generated by our estate agency network. Accordingly the next stage of development will be devoted to enhancing the system and our internal processes to bring about increased efficiency and capacity. The first systems enhancement is designed to provide the IT infrastructure which will enable non-critical parts of the process to be outsourced to India. This step will go some way to relieving the potential capacity constraints which could arise from the difficulty of recruiting sufficient suitably qualified conveyancing staff in the UK.

CPL's business is now substantially different from this time last year. During the comparable period in 2005 results suffered from the combined effects of constrained capacity and high fixed costs caused by problems with the previous computer system. Elimination of these issues has lead to both higher income and lower fixed costs, resulting in an improvement of £3.0 million in CPL's contribution.

TitleAbsolute

This business provides a conveyancing panel management service to both CPL and external clients. As CPL's own capacity has increased, so the proportion and volume of its instructions passed to the panel has decreased commensurately. However, this reduction has been more than compensated for by a material uplift in the volume of cases completed on behalf of other clients, which has grown by 88%. As a result the contribution to the division's operating profit has increased significantly.

Remortgage Conveyancing Matters

In the Annual Report, we advised that this business had experienced some operating difficulties as a result of a rapid build up in workload. These problems have now been addressed, but once again the number of transactions being processed is insufficient to enable the unit to operate profitably. Since the start of the year we have seen a slow build up of instructions and although we have secured a further major lender client, and anticipate winning additional new business in the second half, we do not expect being able to trade profitably this year.

Rightmove

On 15 March 2006, Rightmove was admitted to trading on the London Stock Exchange. In order to assist the creation of a meaningful free float, we sold 5.3 million shares as a result of which our holding has now reduced to 21.5% (28.5 million shares), from the previous 30%. We realised proceeds of £17.1 million and profit of £16.4 million from the sale. As at the close of business on 14 August 2006 the share price of Rightmove was 282p, making our holding worth £80.3 million.

As reported earlier, as a result of Rightmove's listed status, we no longer have access to up-to-date reportable information. Based on statements published by Rightmove, we believe that our share of post tax results of Rightmove for the six months to 30 June 2006, will not be material to the group's results. The group results therefore reflect no change in its investment in Rightmove since the year end.

TMG Holdings (25% Ownership)

In January 2006 the holdings in this company were restructured and as a result Countrywide plc now has an equal 25% holding together with Rightmove, Connells and Halifax Estate Agencies. Encouragingly, TMG continues to grow and turnover for the six months to June was up 31% over last year, whilst profit increased by 70%.

Central costs

Central costs at £3.2 million were £2.2 million higher than last year. This is partially due to an increase in the provision for profit sharing bonuses, but also the prior year's comparative included the receipt of a £1 million dividend from the group's insurance cell which has not occurred this year.

Cash flow and balance sheet

As noted above, cash flow this year has been good reflecting the improvement in profit performance, reduced by the 2005 final dividend of £5.3 million and a payment of £3.0 million into trust in respect of a fully provisioned legal case under appeal. Capital expenditure amounted to £4.1 million in the six months (2005: £3.0 million). About half of this amount was incurred on IT expenditure by Countrywide Surveyors and Countrywide Property Lawyers, whilst the balance was largely expended on estate agency branch refurbishment.

Developments

This will be the last occasion on which I will report to shareholders with the company's progress. I would like to take this opportunity to say what a privilege it has been to chair the company over the last twenty years; to thank all my board colleagues and the group's employees for their contribution to the group's success; and to congratulate both Harry Hill on his appointment as Chairman to succeed me, and Grenville Turner on his appointment to replace Harry as Group Managing Director. I am immensely proud of all that has been achieved since I formed the group in 1986, and wish it further success in the future.

The major development likely to impact the group's future is the Government's decision to abandon compulsory Home Condition Reports. This decision will seriously weaken the ability of Home Information Packs to transform the house buying process in the way the Government had intended. Countrywide remains a strong supporter of this intention and will continue to work with the Government and our colleagues in the industry to this end.

In the meantime, our focus remains on restoring the fortunes of our Conveyancing Division to capitalise on the opportunities which undoubtedly exist to provide a first class service to our estate agency clients; completing the rollout of Countrywide Surveyors' Enterprise system which will in the short term bring efficiency gains, and in the medium term may afford other benefits; and continuing to incentivise our devolved entrepreneurial management to seek new profit opportunities – for example John D Wood have recently successfully introduced a property location and negotiation service for high net worth clients.

Outlook

Whilst there are some signs the market is entering a seasonal lull, it shows no sign of extreme movement in either direction. We are disappointed that the Bank of England has chosen to increase interest rates at this time. However, we believe that the current market is sufficiently robust to absorb this increase, and provided this increase does not mark the first of a series of rate rises, and absent any other external shocks which might affect confidence, the market should continue to remain at current levels subject to normal seasonal fluctuations. In this case house prices should continue to increase on a gentle upward trend. In this event, we are confident of the immediate future and anticipate a further strong profit and cash flow performance next year.

C H Sporborg
Chairman

Date 14 August 2006

Unaudited condensed consolidated interim income statement
For the six months ended 30 June 2006

	Note	6 months 30 Jun 2006 £'000	6 months 30 Jun 2005 £'000	12 months 31 Dec 2005 £'000
Revenue	3	**308,497**	236,219	528,164
Other income		**8,245**	8,484	14,264
Profit on disposal of business		**1,256**	-	-
Exceptional income				
– Profit on disposal of freehold properties		-	2,807	4,982
		317,998	247,510	547,410
Employee benefits costs		**(171,185)**	(151,915)	(317,007)
Depreciation and impairment		**(4,392)**	(5,805)	(10,872)
Other expenses:				
Regular expenses		**(98,490)**	(84,565)	(182,608)
Exceptional items:				
- Write down of computer software and associated contracts		-	-	(5,540)
		(98,490)	(84,565)	(188,148)
Operating profit before exceptional items		**43,931**	2,418	31,941
- Exceptional items (net)		-	2,807	(558)
Operating profit	3	**43,931**	5,225	31,383
Finance expense		**(2,596)**	(3,511)	(5,603)
Finance income		**2,060**	1,040	2,252
Share of profit of associates		**170**	160	70
Profit on part disposal of associated undertakings		**19,206**	-	2,621
Share of profit of joint ventures		-	779	1,591
Share of tax charge		-	(234)	(647)
		-	545	944
Profit before taxation		**62,771**	3,459	31,667
Taxation	4	**(15,335)**	(279)	(4,468)
Profit for the period		**47,436**	3,180	27,199
Earnings per share Basic	7	**27.01p**	1.82p	15.45p
Diluted	7	**26.82p**	1.81p	15.37p

Unaudited condensed consolidated interim statement of recognised income and expense
For the six months ended 30 June 2006

	30 Jun 2006 £'000	30 Jun 2005 £'000	31 Dec 2005 £'000
Foreign exchange translation differences	**(1)**	(2)	(6)
Actuarial losses arising in the pension scheme	-	-	(2,619)
Deferred tax adjustment arising on the pension scheme assets and liabilities	-	-	786
Share of deferred tax asset in respect of joint venture equity settled share options recognised directly in equity	-	-	500
Income and expense recognised directly in equity	**(1)**	(2)	(1,339)
Profit for the period	**47,436**	3,180	27,199
Total income and expense recognised for the year attributable to equity shareholders	**47,435**	3,178	25,860

Unaudited condensed consolidated interim balance sheet
At 30 June 2006

	Note	30 Jun 2006 £'000	30 Jun 2005 £'000	31 Dec 2005 £'000
Assets				
Non-current assets				
Intangible assets:				
Goodwill		**36,507**	37,607	37,737
Other intangible assets		**6,571**	10,085	6,164
Property, plant and equipment		**21,466**	24,910	22,397
Investments accounted for using the equity method:				
Investments in associates		**2,860**	2,611	1,689
Investments in joint venture		**-**	1,005	2,049
Other investments		**1,237**	1,248	1,225
Other receivables		**623**	2,294	1,401
Deferred tax asset		**9,646**	7,807	11,479
Non-current assets held for sale		**-**	1,496	-
Total non-current assets		**78,910**	89,063	84,141
Current assets				
Trade and other receivables		**90,986**	97,856	78,006
Cash and cash equivalents		**35,229**	12,280	6,987
Total current assets		**126,215**	110,136	84,993
Total assets		**205,125**	199,199	169,134
Shareholders' equity				
Share capital	6	**8,772**	8,938	8,872
Share premium	6	**30,253**	29,786	30,213
Capital redemption reserve		**50**	50	50
Capital reserve		**(433,829)**	(433,829)	(433,829)
Treasury share reserve		**(16,325)**	-	(6,216)
ESOP share reserve		**(3,588)**	(839)	(571)
Other reserves		**1,109**	1,109	1,109
Translation reserve		**210**	212	211
Retained earnings		**466,252**	402,159	423,584
Total shareholders' equity		**52,904**	7,586	23,423
Non-current liabilities				
Financial liabilities – loans and borrowings		**-**	60,000	5,000
Defined benefit scheme liabilities		**15,922**	13,889	15,514
Provisions		**8,223**	5,949	8,450
Other liabilities		**1,204**	1,822	1,204
Deferred income		**17,211**	18,834	18,060
Total non-current liabilities		**42,560**	100,494	48,228
Current liabilities				
Financial liabilities – bank overdrafts		**-**	1,050	-
Trade and other payables		**87,627**	78,165	82,399
Provisions		**7,274**	9,741	10,130
Current tax liabilities		**14,760**	2,163	4,954
Total current liabilities		**109,661**	91,119	97,483
Total liabilities		**152,221**	191,613	145,711
Total equity and liabilities		**205,125**	199,199	169,134

Unaudited condensed consolidated interim statement of cash flows
For the six months ended 30 June 2006

	Note	6 months 30 Jun 2006 £000	6 months 30 Jun 2006 £000	6 months 30 Jun 2005 £000	6 months 30 Jun 2005 £000	12 months 31 Dec 2005 £000	12 months 31 Dec 2005 £000
Cash flows from operating activities							
Cash generated from operations	5	**35,850**		(12,557)		45,021	
Interest paid		**(2,153)**		(2,661)		(5,800)	
Income taxes paid		**(3,689)**		(2,796)		(5,069)	
Net cash from operating activities			**30,008**		(18,014)		34,152
Cash from investing activities							
Acquisition of subsidiaries net of cash acquired		**(181)**		(985)		(1,008)	
Purchase of investments		**(16)**		(31)		(10)	
Purchase of property, plant and equipment		**(2,813)**		(2,574)		(5,510)	
Purchase of intangible assets		**(1,265)**		(376)		(1,407)	
Proceeds from sale of property, plant and equipment		**350**		5,695		11,021	
Proceeds from part disposal of associated undertakings		**20,248**		-		3,412	
Proceeds from disposal of intangible assets		**3,350**		-		-	
Dividends received		**-**		1,500		1,537	
Interest received		**2,020**		1,040		2,193	
Net cash generated from investing activities			**21,693**		4,269		10,228
Cash flows from financing activities							
Proceeds from issue of share capital		**42**		28,499		28,943	
Proceeds from disposal of own shares		**-**		-		268	
Repayment of term loans		**(5,000)**		(15,000)		(70,000)	
Buyback of shares		**(10,211)**		-		(6,300)	
Purchase of shares by EBT		**(3,017)**		-		-	
Dividends paid		**(5,273)**		(7,625)		(9,405)	
Net cash used in financing activities			**(23,459)**		5,874		(56,494)
Net increase/(decrease) in cash and cash equivalents			**28,242**		(7,871)		(12,114)
Cash and cash equivalents at the beginning of the period (net of any bank overdrafts)			**6,987**		19,101		19,101
Cash and cash equivalents at the end of the period (net of any bank overdrafts)			**35,229**		11,230		6,987

1. **Basis of preparation**

Countrywide plc prepares its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as adopted for use by the European Union (EU). The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Countrywide plc Annual Report and Accounts for the year ended 31 December 2006, which do not differ significantly from those used for the Countrywide plc Annual Report and Accounts for the year ended 31 December 2005.

The financial information shown in this half year review is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The financial statements for the year ended 31 December 2005, which were prepared under IFRS, have been reported on by the company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

These interim results have been prepared consistent with the full year financial statements for 2005, the first period in which they were prepared and audited under IFRS; consequently some items at 30 June 2005 have been reclassified.

The group has reclassified computer software, £8,847,000, as an intangible asset from plant property and equipment. Liabilities amounting to £4,834,000 held within accruals were reclassified as provisions and £377,000 of banking fees amortisation was reclassified from unallocated expenses to finance expense.

2. **Status of financial information**

Countrywide plc is a company domiciled in the United Kingdom. The condensed consolidated interim financial statements of the company for the six months ended 30 June 2006 comprise the company and its subsidiaries (together referred to as the group) and the group's interest in associates and jointly controlled entities.

The condensed consolidated interim financial statements were authorised for issuance on 14 August 2006 The Interim Report will be posted to shareholders and lodged with the Document Viewing Facility of the UKLA on 21 August 2006. Copies of which will also be available from the Company Secretary, Countrywide plc, Countrywide House, Perry Way, Witham. Essex, CM8 3SX.

3. **Segment results**

6 months to 30 June 2006	**Estate agency £000**	**Financial services £000**	**Surveying & valuation £000**	**Convey-ancing £000**	**Elimin-ations £000**	**Consol-idated £000**
Revenue						
External sales	**188,315**	**42,876**	**66,920**	**10,386**	**-**	**308,497**
Inter-segment sales	**1,109**	**13**	**-**	**-**	**(1,122)**	**-**
Total revenue	**189,424**	**42,889**	**66,920**	**10,386**	**(1,122)**	**308,497**
Segment result	**22,540**	**9,944**	**15,895**	**(1,219)**	**-**	**47,160**
Unallocated expenses						**(3,229)**
Operating profit						**43,931**

6 months to 30 June 2005	Estate agency £000	Financial services £000	Surveying & valuation £000	Convey-ancing £000	Elimin-ations £000	Consol idated £000
Revenue						
External sales	137,592	32,751	56,574	9,302	-	236,219
Inter-segment sales	611	-	-	-	(611)	-
Total revenue	138,203	32,751	56,574	9,302	(611)	236,219
Segment result	(4,128)	4,258	8,019	(4,706)	-	3,443
Unallocated expenses						(1,025)
Operating profit before exceptional items						2,418
Exceptional profit on disposal of freehold properties						2,807
Operating profit						5,225

12 months to 31 December 2005	Estate agency £000	Financial services £000	Surveying & valuation £000	Convey-ancing £000	Elimin-ations £000	Consolid-ated £000
Revenue						
External sales	316,489	74,473	118,075	19,127	-	528,164
Inter-segment sales	1,414	-	-	-	(1,414)	-
Total revenue	317,903	74,473	118,075	19,127	(1,414)	528,164
Segment result	14,089	11,713	18,722	(7,657)	-	36,867
Unallocated expenses						(4,926)
						31,941
Exceptional items:						
- Profit on disposal of freehold properties						4,982
- Write down of computer software and associated contracts				(5,540)		(5,540)
Operating profit						31,383

4. Taxation

	30 Jun 2006 £'000	30 Jun 2005 £'000	31 Dec 2005 £'000
Current taxation	**13,515**	575	7,649
Deferred taxation	**1,820**	(296)	(3,181)
	15,335	279	4,468

Reconciliation of current tax charge to UK corporate tax rate:

	30 Jun 2006 £000	30 Jun 2005 £000	31 Dec 2005 £000
Profit on ordinary activities before tax	**62,771**	3,459	31,667
Profit on ordinary activities multiplied by rate of corporation tax in the UK of 30% (2005: 30%)	**18,831**	1,037	9,500
Effects of:			
Utilisation of trading losses	**-**	-	(86)
Profits from joint venture and associates	**(51)**	(212)	(1,091)
Utilisation of unprovided capital losses	**(300)**	(1,097)	(2,056)
Overseas losses not relieved	**1,972**	134	(1,598)
Substantial shareholder exemptions	**(5,762)**	-	-
Items disallowed for tax	**652**	620	193
Share options	**(7)**	-	(394)
Prior year refunds	**-**	(203)	-
Total taxation charge	**15,335**	279	4,468

5. Cash flow from operating activities

Cash generated from operations	**30 Jun 2006 £000**	30 Jun 2005 £000	31 Dec 2005 £000
Profit before taxation	**62,771**	3,459	31,667
Adjustments for:			
Depreciation	**3,544**	4,497	8,102
Amortisation of intangible asset	**849**	1,308	2,770
Share-based payments	**506**	190	566
Profit on sale of investments	**(20,462)**	(2,807)	(7,603)
Income from joint ventures	**-**	(545)	(944)
Profit from associates	**(170)**	(160)	(70)
Movement on provisions	**(3,118)**	266	2,738
Profit on sales of fixed assets and intangibles	**(153)**	(40)	(232)
Exceptional write off of computer software and associated contracts	**-**	-	5,540
Finance expense	**2,596**	3,511	5,603
Finance income	**(2,060)**	(1,040)	(2,252)
Changes in working capital (excluding effects of acquisitions and disposals of group undertakings):			
Increase in trade and other receivables	**(12,124)**	(24,970)	(4,596)
Increase in trade and other payables	**3,671**	3,774	3,732
Cash generated operations	**35,850**	(12,557)	45,021

6 Capital and reserves

Share capital and share premium

	Share capital Number	Share capital £000	Share premium £000
Ordinary shares of 5p each			
At 1 January 2005	170,287,515	8,515	1,711
Placement of shares	8,456,416	423	28,059
Exercise of share options	13,015	-	16
At 30 June 2005	178,756,946	8,938	29,786
Purchase of Treasury shares	(1,686,652)	(84)	-
Exercise of share options	361,445	18	427
At 31 December 2005	177,431,739	8,872	30,213
Purchase of Treasury shares	(2,027,000)	(101)	-
Exercise of share options	35,961	1	40
At 30 June 2006	175,440,700	8,772	30,253

	30 Jun 2006	30 Jun 2005	31 Dec 2005
Treasury shares held by the company	**3,713,652**	-	1,686,652
Shares held by the EBT	**1,192,509**	844,840	645,962

Dividends

The following dividends were paid by the group:

	30 Jun 2006 £000	30 Jun 2005 £000	31 Dec 2005 £000
Final dividend 3.00p (2005: 4.50p)	**5,273**	7,625	7,625
Interim dividend (2005: 1.00p)	**-**	-	1,780
	5,273	7,625	9,405

The interim dividend of 5.00p per share for 2006 will be paid on 2 October 2006 to shareholders on the register at the close of business on 25 August 2006, the dividend record date, which will absorb an estimated £8 7 million of shareholders' funds. The ex-dividend date is 23 August 2006

7. Earnings per share

An earnings per share has been calculated on the weighted average number of ordinary shares in issue during the period entitled to dividend of 175,606,000 (30 June 2005: 174,655,000, 31 December 2005: 176,082,000). Shares held by the Employee Benefit Trust and Treasury shares are excluded from the calculation. The fully diluted number of shares was 176,860,000 (30 June 2005: 175,569,000, 31 December 2005: 176,944,000), the difference representing the number of shares that would be issued for no consideration if all outstanding share options were to be exercised.

8. Forward looking statements

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of Countrywide plc. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of Countrywide plc including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates, inflation, deflation, the impact of competition, changes in customer preferences, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which Countrywide plc and its affiliates operate. As a result, Countrywide plc's actual future condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward looking statements

Countrywide plc

Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

11 August 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 11 august 2006 from an official of Lehman Brothers, the extract of which is as follows:-

> "We write to inform you, pursuant to s.198 of the Act, that as at the close of business on 9th August 2006, Lehman Brothers International (Europe) had an interest in 7,196,262 ordinary shares of Countrywide plc (the "Company")".

They have increased their holding from 7,006,091 shares reported on 23rd May 2006 to 7,196,262 shares, which equates to 4.10% of the issued share capital.

Director/Company Secretary
Countrywide plc

c,c, H D Hill
M C Nower

CS1.4.29-5101LehmanBros.sl(ps)le110806

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

4 August 2006

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

1. We have received a notice dated 03 August 2006 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 01 August 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 6,187,311 shares.

Of these 6,187,311 shares:

- The interest in 3,472,709 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.
- The interest in 2,714,602 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP".

They have decreased their shareholding from 8,438,825 shares in Countrywide plc reported on 26 July 2006 to 6,187,311 shares. This equates to 3.53% of the total issued share capital of 175,441,639 shares.

Director
Countrywide plc

cc: H.D. Hill
M.C. Nower

L:\GROUP LEGAL DEPARTMENT FILES\CS - Company Secretarial\CS1 Countrywide plc\4 Announcements\CS1-4.26-5101GoldmanSachs-sl(ps)le040806.doc

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

1 August 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 31 July 2006 from an official of Deutsche Bank AG, the extract of which is as follows:

"In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 175,441,639 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 8,750,620 ordinary shares of Countrywide plc, amounting to 4.99%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch".

They have decreased their holding from 9,259,471 reported on 6 June 2006 to 8,750,620, which equates to 4.99% of the issued share capital.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower

CS1.4.27-5101DeutscheBansl(ps)le010806

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

1 August 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 28 July 2006 from an official of Barclays plc, the extract of which is as follows.

"I hereby inform you that as at 27 July 2006, Barclays PLC through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 5.04%

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed".

They have increased their holding from 7,205,676 shares notified on 30 June 2006 to 8,839,777 shares which equates to 5.04 % of the issued share capital.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

26 July 2006

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

1. We have received a notice dated 26 July 2006 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 24 July 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 8,438,825 shares.

Of these 8,438,825 shares:

- The interest in 5,296,603 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.
- The interest in 3,142,222 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP".

They have decreased their shareholding from 8,774,108 shares in Countrywide plc reported on 21 July 2006 to 8,438,825 shares. This equates to 4.81% of the total issued share capital of 175,440,700 shares.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

CS1-4.26-5101GoldmanSachs-sl(ps)le260706

Regulatory Announcement

Go to market news section

Company	Countrywide Plc
TIDM	CWD
Headline	Appointment of Director
Released	16:00 25-Jul-06
Number	PRNUK-2507

25 July 2006

Appointment of Director

The Board of Directors of Countrywide plc confirms today that Mr Harry Hill, Group Managing Director, will take over the role of Chairman of the Company when the current Chairman, Mr Christopher Sporborg, retires at the end of the year.

Mr Grenville Turner, formerly Head of Intermediary Sales at HBOS Retail and Chief Executive of Intelligent Finance and a former director of Rightmove, has agreed to join the Board on 1 August 2006 as an executive Director of the Company. He will take over Mr Hill's role as Group Managing Director on 1 January 2007. In the meantime, he will work alongside Mr Hill and other members of the executive team in order to assist him in settling into his new role at Countrywide plc and to ensure a smooth transition of executive management responsibility.

Christopher Sporborg commented:

'In his 17 years as Group Managing Director, Harry Hill has already helped to make the Countrywide group the UK's largest and most successful estate agency and retail financial services group. I am delighted to welcome Grenville Turner as his successor, and, given his wealth of experience in estate agency, surveying and the retail and property related banking business, we believe that we are placing the Countrywide group in excellent hands.

Company Secretary/Director

Countrywide plc

For further information, please contact:

Christopher Sporborg, Chairman: Tel: 020 7242 5300

Harry Hill, Group Managing Director: Tel: 01376 533700

END

Close

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

131

21 July 2006

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

1. We have received a notice dated 21 July 2006 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 19 July 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 8,774,108 shares.

Of these 8,774,108 shares:

- The interest in 5,696,603 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

- The interest in 3,077,505 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP.

They have increased their shareholding from 8,707,940 shares in Countrywide plc reported on 20 July 2006 to 8,774,108 shares. This equates to 5% of the total issued share capital of 175,440,700 shares.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

CS1-4.25-5101GoldmanSachs-sl(ps)le210706

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

21 July 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received a notice dated 20 July 2006 from an official of Artisan Partners Limited Partnership, the extract of which is as follows.

"We hereby notify you in fulfilment of the obligations of disclosure imposed by the provisions of sections 198 to 203 of the Companies Act (1985) (the **"Act"**), that:

(a) As of 19 July, 2006 Artisan Partners Limited Partnership was interested for the purposes of the Act in 10,599,169 ordinary shares ("APLP Shares") comprised in the relevant share capital, as defined in section 198(2) of the Act, of Countrywide plc (the **"Company"**). Of the APLP Shares, Artisan International Value Fund was interested in 5,828,401 Ordinary Shares (**"Fund Shares"**)

(b) We believe that the APLP Shares representing approximately 6.04% of the issued share capital of the Company as of 19 July, 2006.

(c) So far as we are aware, at the date of this notice, the registered holders of the APLP Shares are as follows:

Nominee	**Shares**
State Street Nominees Limited	6,518,860
Bank of New York Nominees Ltd	2,809,184
Mellon Trust	641,904
Brown Brothers Harriman	455,754
Chase Nominees Ltd	173,467
TOTAL	10,599,169

Of the 6,518,860 shares held by State Street Nominees Limited, 5,828,401 are the Fund Shares.

(d) In addition, Artisan Investment Corporation, Andrew A Ziegler, and Carlene M Ziegler, have a notifiable interest in the APLP Shares by virtue of section 203(3) of the Act;

(e) So far as we are aware, as a the date of this notice, none of the APLP Shares comprise an interest falling within section 208(5) of the Act;

CS1.4.24-5101Artisansl(ps)le210706

(f) The notification is given in fulfilment of the obligations of each of Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A Ziegler, Carlene M Ziegler and Artisan International Fund under the requirements of the Act and their address is at 875 East Wisconsin Avenue, Suite 800, Milwaukee W1 53202. This notice constitutes separate notification that has been combined solely for the purposes of clarity and efficiency, it is not intended to indicate that any of these entities act as a group or in concert with respect to these interests".

They have increased their shareholding from 9,722,917 shares reported on 13 July 2006 to 10,599,169 shares. On the basis of issued share capital of 175,440,700, the holding of 10,599,169 shares represents 6.04% of the Company's shares in issue.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

20 July 2006

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

1. We have received a notice dated 20 July 2006 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 18 July 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 8,707,940 shares.

Of these 8,707,940 shares:

- The interest in 5,696,603 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.
- The interest in 3,011,337 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP.

They have decreased their shareholding from 8,762,404 shares in Countrywide plc reported on 19 July 2006 to 8,707,940 shares. This equates to 4.96% of the total issued share capital of 175,440,700 shares.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

CS1-4.23-5101GoldmanSachs-sl(ps)le200706

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

19 July 2006

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

1. We have received a notice dated 19 July 2006 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 17 July 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 8,762,404 shares.

Of these 8,762,404 shares:

- The interest in 5,703,200 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

- The interest in 3,059,204 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP.

They have increased their shareholding from 8,726,481 shares in Countrywide plc reported on 14 July 2006 to 8,762,404 shares. This equates to 4.99% of the total issued share capital of 175,440,700 shares.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

CS1-4.22-5101GoldmanSachs-sl(ps)le190706

19 July 2006

Countrywide plc

Response to Government HIPs Announcement

Countrywide notes the content of yesterday's announcement by the Minister for Housing and Planning, Yvette Cooper, concerning the implementation, content and roll out of Home Information Packs ("HIPs")

In particular, the decision to remove Home Condition Reports ("HCRs") from the schedule of documents required to be included in a HIP is noted.

Countrywide has been preparing for the introduction of HIPs and HCRs for some time, and there has been a considerable investment in executive and management time devoted to understanding the detail of the legislation, product development and the group's response to the market opportunity. However, there has been no significant direct expenditure or capital investment this year. Detailed plans for the recruitment and training of sufficient Home Inspectors to meet the anticipated demand for HCRs have been prepared. Pending a full assessment of the likely impact on the market, and discussions with Government, these plans will be put on hold.

In view of the recent speculation surrounding HIPs, Countrywide welcomes the degree of certainty that the announcement brings, and in particular, now anticipates that little disruption to the housing market in 2007 will arise from the introduction of the reduced HIP.

In our announcement on 7 July, we confirmed that the housing market remains encouraging, our surveying business is very busy and profitable, and prospects for the year are good. Whilst there may be some long term impact on the Group's earnings if HCRs are not introduced, the broader market outlook for 2007 has now become clearer. The Board believes that current market estimates should be unaffected, and consequently is committed to meeting current market expectations in relation to dividend payments.

We will provide a further update with the announcement of our Interim Results on Tuesday 15 August.

For further information please contact:

Countrywide plc

Christopher Sporborg, Chairman   Tel: 020 7242 5300

Harry Hill, Group Managing Director   Tel: 01376 533 700

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

14 July 2006

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

1. We have received a notice dated 14 July 2006 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 12 July 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 8,726,481 shares.

Of these 8,726,481 shares:

- The interest in 5,703,200 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

- The interest in 3,023,281 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP.

They have decreased their shareholding from 10,698,199 shares in Countrywide plc reported on 10 April 2006 to 8,726,481 shares. This equates to 4.97% of the total issued share capital of 175,440,700 shares.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

CS1-4.20-5101GoldmanSachs-sl(ps)le140706

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

13 July 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received a notice dated 12 July 2006 from an official of Artisan Partners Limited Partnership, the extract of which is as follows.

"We hereby notify you in fulfilment of the obligations of disclosure imposed by the provisions of sections 198 to 203 of the Companies Act (1985) (the **"Act"**), that:

(a) As of 11 July, 2006 Artisan Partners Limited Partnership was interested for the purposes of the Act in 9,722,917 ordinary shares ("APLP Shares") comprised in the relevant share capital, as defined in section 198(2) of the Act, of Countrywide plc (the **"Company"**). Of the APLP Shares, Artisan International Value Fund was interested in 5,305,093 Ordinary Shares (**"Fund Shares"**)

(b) We believe that the APLP Shares representing approximately 5.54% of the issued share capital of the Company as of 11 July, 2006.

(c) So far as we are aware, at the date of this notice, the registered holders of the APLP Shares are as follows:

Nominee	Shares
State Street Nominees Limited	5,969,013
Bank of New York Nominees Ltd	2,583,129
Mellon Trust	590,942
Brown Brothers Harriman	420,244
Chase Nominees Ltd	159,589
TOTAL	9,722,917

Of the 5,969,013 shares held by State Street Nominees Limited, 5,305,093 are the Fund Shares.

(d) In addition, Artisan Investment Corporation, Andrew A Ziegler, and Carlene M Ziegler, have a notifiable interest in the APLP Shares by virtue of section 203(3) of the Act;

(e) So far as we are aware, as a the date of this notice, none of the APLP Shares comprise an interest falling within section 208(5) of the Act;

CS1.4.19-5101Artisansl(ps)le130706

(f) The notification is given in fulfilment of the obligations of each of Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A Ziegler, Carlene M Ziegler and Artisan International Fund under the requirements of the Act and their address is at 875 East Wisconsin Avenue, Suite 800, Milwaukee W1 53202. This notice constitutes separate notification that has been combined solely for the purposes of clarity and efficiency, it is not intended to indicate that any of these entities act as a group or in concert with respect to these interests".

They have increased their shareholding from 8,917,929 shares reported on 2 June 2006 to 9,722,917 shares. On the basis of issued share capital of 175,440,700, the holding of 9,722,917 shares represents 5.54% of the Company's shares in issue.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

Trading Update - 7 July 2006

In advance of the Interim Results to 30 June 2006, which will be announced on Tuesday 15 August 2006, the Board of Countrywide plc is pleased to provide a trading update.

Activity across all our divisions remains at encouraging levels. Although we anticipated that national interest in World Cup football would depress demand during June, our experience has been that any reduction in activity has only been marginal.

Estate Agency

At the end of June, our estate agency division had a pipeline of sales in the hands of conveyancers of £ 96.8million - some 28.9% higher than at the corresponding time last year, and a record for June. In our experience, demand has been good across all regions of the UK, reflecting market data from the Bank of England, and is very firm in the more fashionable parts of west London where average house prices are very high. As a consequence, the average price of homes sold across the group in the first half of 2006 has increased to £189,037, with each sale generating a fee in excess of £3,180.

We continue to be very encouraged by the performance and growth being experienced in our London and provincial lettings and management business, and confidently expect the division to make an enhanced contribution to group profits again this year.

Financial Services

Sales of financial service products have been strong, with a particularly encouraging increase in the volume of sales of mortgage related life products following the repricing exercise in 2005. In June, we achieved our highest ever number of panel mortgage completions (5,358 cases) and have a strong pipeline carried forward into the second half.

Surveyors

Countrywide Surveyors continued to work at or close to full capacity, whilst continuing to invest and position the business for the introduction of HIPs in mid 2007.

Conveyancing

At Countrywide Property Lawyers capacity has been constrained by the systems changeover, but we can now report that almost 75% of all new business is being processed on the new IT system. This continues to perform well and gives confidence that it will be sufficiently robust for us to begin to increase capacity as the year progresses. Future developments of the system planned for the second half of the year will allow us to further investigate opportunities for outsourcing some non-voice elements of the service to India. The ready availability of qualified skilled

resource in India will enable us to overcome any capacity constraints which may arise from a shortage of qualified staff in the UK.

The number of transactions being processed by our re-mortgage unit has shown encouraging growth. However, we do not expect the business to break into profit this year.

Rightmove and TMG Holdings

Business at both Rightmove (which published a trading statement on 6 July 2006) and TMG Holdings is good and profitable.

Cash generation during the first half has been strong. We have repaid and formally terminated the 3 year Revolving Credit Facility arranged to fund the £85m return of capital in 2004, and by the end of June our cash balances had reached £34 million.

July and August tend to be reasonably quiet months in our industry, as most people in the UK take their major annual holidays, and we are therefore expecting some seasonal slowdown to occur. However, unless we see a material and surprising adverse change in the market or in macro economic conditions, we are confident that we will comfortably achieve the current brokers' consensus view of our 2006 profit before tax. We understand this to be in the order of £88 million, excluding the profit from the sale of shares in Rightmove on 15 March 2006.

Further information and a market update will be given in our Interim Announcement on Tuesday 15th August 2006.

For further information please contact:

Countrywide plc

Christopher Sporborg, Chairman	Tel: 020 7242 5300
Harry Hill, Group Managing Director	Tel: 01376 533 700

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: _3 July ________2006__

Name of *applicant*:		Countrywide plc	
Name of scheme:		Executive Share Option Scheme (1995)	
Period of return:	From:	01.01.2006	To: 30.06.2006
Balance under scheme from previous return:		984,900	
The amount by which the block scheme has been ir ased, if the scheme has been increased since the date of the last return:			
Number of *securities* issued/allotted under scheme during period:		11,250	
Balance under scheme not yet issued/allotted at end of period		973,650	
Number and *class* of *securities* originally listed and the date of admission		On 28.06.04 1,000,000 ordinary 5p shares were first listed and admitted: ref: B00FQ06	
Total number of *securities* in issue at the end of the period		175,440,700	

Name of contact:	Shirley Law
Aauress of contact:	Countrywide House, Perry Way, Witham, Essex CM8 3SX
Telephone number of contact:	01376 533700

SIGNED BY ____

Director/company secretary/~~suitably experienced *employee*/duly authorised officer~~, for and on behalf of

__Countrywide plc____

Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: _3 July ________2006__

Name of *applicant*:		Countrywide plc	
Name of scheme:		Executive Share Option Scheme (1996)	
Period of return:	From:	01.01.2006	To: 30.06.2006
Balance under scheme from previous return:		727,836	
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:			
Number of *securities* issued/allotted under scheme during period:		nil	
Balance under scheme not yet issued/allotted at end of period		727,836	
Number and *class* of *securities* originally listed and the date of admission		i) On 17.8.2004, 550,000 ordinary 5p shares were listed and admitted: ref: B00FQ06 ii) On 8.2.2005, 550,000 ordinary 5p shares were listed and admitted. Ref: B00FQ060 .	
Total number of *securities* in issue at the end of the period		175,440,700	

Name of contact:	Shirley Law
Address of contact:	Countrywide House, Perry Way, Witham, Essex CM8 3SX
Telephone number of contact:	01376 533700

SIGNED BY ________________________________
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

__Countrywide plc______________________________
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: _3 July ________2006__

Name of *applicant*:	Countrywide plc		
Name of scheme:	Savings Related Share Option Scheme (1996)		
Period of return: From:	01.01.2006	To:	30.06.2006
Balance under scheme from previous return:	1,373,624		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:			
Number of *securities* issued/allotted under scheme during period:	24,382		
Balance under scheme not yet issued/allotted at end of period	1,349,242		
Number and *class* of *securities* originally listed and the date of admission	i) On 8.6.2004 1,000,000 ordinary 5p shares were listed and admitted: ref: B00FQ06 ii) On 4.11.2005, 520,000 ordinary 5p shares were listed and admitted. Ref: B00FQ060		
Total number of *securities* in issue at the end of the period	175,440,700		

Name of contact:	Shirley Law
Address of contact:	Countrywide House, Perry Way, Witham, Essex CM8 3SX
Telephone number of contact:	01376 533700

SIGNED BY ____

Director/company secretary/su~~itably experienced~~ ~~*employee*/duly authorised officer~~,
for and on behalf ~~of~~

__Countrywide plc____
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: _3 July ________2006__

Name of *applicant*:		Countrywide plc		
Name of scheme:		Countrywide Sharesave Plan		
Period of return:	From:	01.01.2006	To:	30.06.2006
Balance under scheme from previous return:				
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		On 14 March 2006, 370,000 ordinary 5p shares were first listed and admitted: ref: GBOOB00FQ060		
Number of *securities* issued/allotted under scheme during period:		329		
Balance under scheme not yet issued/allotted at end of period		369,671		
Number and *class* of *securities* originally listed and the date of admission				
Total number of *securities* in issue at the end of the period		175,440,700		

Name of contact:	Shirley Law
Address of contact:	Countrywide House, Perry Way, Witham, Essex CM8 3SX
Telephone number of contact:	01376 533700

SIGNED BY ____

Director/company secretary/sui~~tably experienced *employee*/duly authorised officer~~,
for and on be~~half of~~

__Countrywide plc____
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

30 June 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 28 June 2006 from an official of Barclays plc, the extract of which is as follows.

"I hereby inform you that as at 27 June 2006, Barclays PLC through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 4.11%

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed".

They have increased their holding from 7,078,398 shares notified on 31 January 2006 to 7,205,676 shares which equates to 4.11% of the issued share capital.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower

CS1.4.18-5101Barclays.sl(ps)le300606

LEGAL ENTITY REPORT

COUNTRYWIDE **SEDOL : B00FQ06**

As at 27 June 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 7,205,676 ORD GBP0.05 Representing 4.11% of the issued share capital of 175,440,700.

Legal Entity	Holding	Percentage Held
Barclays Global Investors, Australia Ltd	32,401	.0185
Barclays Capital Securities Ltd Ltd	656,550	.3742
Barclays Bank Trust Company Ltd	733	.0004
Gerrard Ltd	56,528	.0322
Barclays Global Investors Ltd	4,953,005	2.8231
Barclays Global Investors, N.A.	706,482	.4027
Barclays Global Investors Japan Ltd	280,869	.1601
Barclays Life Assurance Co Ltd	519,108	.2959
Group Holding	**7,205,676**	4.1071%

REGISTERED HOLDERS REPORT

COUNTRYWIDE **SEDOL: B00FQ06**

As at 27 June 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 7,205,676 ORD GBP0.05 Representing 4.11% of the issued share capital of 175,440,700.

BARCLAYS CAPITAL NOMINEES LIMITED		136,787
BARCLAYS CAPITAL NOMINEES LIMITED		519,763
Barclays Trust Co & Others		733
BNP PARIBAS		8,962
BOISS NOMINEES LTD	4224361	111,116
CHASE NOMINEES LTD	16376	85,201
CHASE NOMINEES LTD	20947	2,919,385
CHASE NOMINEES LTD	21359	198,444
CHASE NOMINEES LTD	28270	67,583
CHASE NOMINEES LTD	28270	60,988
CIBC MELLON GLOBAL SECURITIES		7,764
INVESTORS BANK AND TRUST CO.		11,702
INVESTORS BANK AND TRUST CO.		111,943
INVESTORS BANK AND TRUST CO.		264,681
INVESTORS BANK AND TRUST CO.		56,016
INVESTORS BANK AND TRUST CO.		134,388
INVESTORS BANK AND TRUST CO.		11,203
INVESTORS BANK AND TRUST CO.		4,975
JP MORGAN (BGI CUSTODY)	16331	47,681
JP MORGAN (BGI CUSTODY)	16341	147,381
JP MORGAN (BGI CUSTODY)	16341	96,145
JP MORGAN (BGI CUSTODY)	16344	37,384
JP MORGAN (BGI CUSTODY)	16345	61,946
JP MORGAN (BGI CUSTODY)	16400	1,503,076
JP MORGAN (BGI CUSTODY)	18409	135,783
JPMORGAN CHASE BANK		32,401
JPMorgan Chase Bank		131,342
JPMorgan Chase Bank		55,243
JPMorgan Chase Bank		94,284
Mellon Trust – US CUSTODIAN/		10,210

MELLON TRUST OF NEW ENGLAND		9,340
NORTHERN TRUST BANK – BGI SEPA		12,436
NORTHERN TRUST BANK – BGI SEPA		15,020
NORTHERN TRUST BANK – BGI SEPA		2,775
R C Greig Nominees Limited		53,528
R C Greig Nominees Limited a/c AK1		3,000
STATE STREET BANK & TRUST - WI		17,847
STATE STREET TRUST OF CANADA -		15,769
The Northern Trust Co - U		11,451
	Total	**7,205,676**

Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

6 June 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 5 June 2006 from an official of Deutsche Bank AG, the extract of which is as follows:

"In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 175,439,956 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 9,259,471 ordinary shares of Countrywide plc, amounting to 5.28%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch".

They have increased their holding from 7,216,820 reported on 7 April 2006 to 9,259,471, which equates to 5.28% of the issued share capital.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower

CS1.4.17DeutscheBansl(ps)lek060606

Countrywide plc
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

2 June 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received a notice dated 1 June 2006 from an official of Artisan Partners Limited Partnership, the extract of which is as follows.

"We hereby notify you in fulfilment of the obligations of disclosure imposed by the provisions of sections 198 to 203 of the Companies Act (1985) (the **"Act"**), that:

(a) As of 31 May, 2006 Artisan Partners Limited Partnership was interested for the purposes of the Act in 8,917,927 ordinary shares ("APLP Shares") comprised in the relevant share capital, as defined in section 198(2) of the Act, of Countrywide plc (the **"Company"**). Of the APLP Shares, Artisan International Value Fund was interested in 4,932,654 Ordinary Shares (**"Fund Shares"**)

(b) We believe that the APLP Shares representing approximately 5.08% of the issued share capital of the Company as of May 31, 2006.

(c) So far as we are aware, at the date of this notice, the registered holders of the APLP Shares are as follows:

Nominee	**Shares**
State Street Nominees Limited	5,317,850
Bank of New York Nominees Ltd	2,429,304
Mellon Trust	590,942
Brown Brothers Harriman	420,244
Chase Nominees Ltd	159,589
TOTAL	8,917,929

Of the 5,317,850 shares held by State Street Nominees Limited, 4,932,654 are the Fund Shares.

(d) In addition, Artisan Investment Corporation, Andrew A Ziegler, and Carlene M Ziegler, have a notifiable interest in the APLP Shares by virtue of section 203(3) of the Act;

(e) So far as we are aware, as a the date of this notice, none of the APLP Shares comprise an interest falling within section 208(5) of the Act;

CS1.4.16-5101Artisansl(ps)le020606

(f) The notification is given in fulfilment of the obligations of each of Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A Ziegler, Carlene M Ziegler and Artisan International Fund under the requirements of the Act and their address is at 875 East Wisconsin Avenue, Suite 800, Milwaukee W1 53202. This notice constitutes separate notification that has been combined solely for the purposes of clarity and efficiency, it is not intended to indicate that any of these entities act as a group or in concert with respect to these interests".

They have increased their shareholding from 7,157,315 shares reported on 8 December 2005 to 8,917,929 shares. On the basis of issued share capital of 175,439,956, the holding of 8,917,929 shares represents 5.08% of the Company's shares in issue.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower

CS1.4.16-5101Artisansl(ps)le020606

Essex CM8 3SX

Tel: 01376 533700
Fax 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

26th May 2006

Notification of Transaction by Directors/Persons Discharging Managerial Responsibilities ("PDMR")

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following grant of options over Ordinary 5p Shares in the Company in respect of director/persons discharging managerial responsibilities of the Company as detailed below.

Name of Director	**Date of Notification**	**Date of Grant**	**No. of Options Granted**	**Option Price per Share**
M C Nower	26.05.06	25.05.06	41,237	nil p
Name of PDMR				
A.H. Ekins	26.05.06	25.05.06	27,009	nil p
G R Fitzjohn	26.05.06	25.05.06	36,082	nil p
T Marris	26.05.06	25.05.06	29,500	nil p
C P Shaw	26.05.06	25.05.06	30,927	nil p
J Williams	26.05.06	25.05.06	22,004	nil p
R A Scarff	26.05.06	25.05.06	25,773	nil p
D B Fletcher	26.05.06	25.05.06	25,773	nil p
J.A. Snowball	26.05.06	25.05.06	21,731	nil p
G R Williams	26.05.06	25.05.06	8,493	nil p

The options were granted to them on 25 May 2006 at nil p per share under the Countrywide 2006 Performance Share Plan. Options are exercisable from 25 May 2009 to 25 May 2016, subject to certain performance criteria being met.

Director/Company Secretary
Countrywide plc

L:\PatS\Announcements\SAYE notification 26May06.doc

Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

23 May 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 23rd May 2006 from an official of Lehman Brothers, the extract of which is as follows:-

> "We write to inform you, pursuant to s.198 of the Act, that as at the close of business on 19th May 2006, Lehman Brothers International (Europe) had an interest in 7,006,091 ordinary shares of Countrywide plc (the "Company")".

They have decreased their holding from 8,695,650 shares reported on 17th May 2006 to 7,006,091 shares, which equates to 3.99% of the issued share capital.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

CS1.4.15-5101LehmanBros.sl(ps)le230506

Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

17 May 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 15th March 2006 from an official of Lehman Brothers, the extract of which is as follows:-

> "We write to inform you, pursuant to s.198 of the Act, that as at the close of business on 11th May 2006, Lehman Brothers International (Europe) had an interest in 8,695,650 ordinary shares of Countrywide plc (the "Company")".

They have decreased their holding from 10,552,212 shares reported on 27th March 2006 to 8,695,650 shares, which equates to 4.96% of the issued share capital.

~~Director~~/Company Secretary
Countrywide plc

CS1.4.14-5101LehmanBros.sl(ps)le160506

Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

15 May 2006

Notification of PDMR Sharedealing

The Board of Directors of Countrywide plc announces that the Board has today received the following:-

Notification from the Trustees of the Employee Benefit Trust that the Trustees have made the following purchases in the Company's shares.

Date of Notification	**Date of Purchase**	**No. of shares purchased**	**Average Price per Share**
15.05.06	12.05.06	283,254	529.56p
15.05.06	12.05.06	272,600	550.06p

This is an announceable occurrence because the following Directors of Countrywide plc are included within the class of beneficiaries of the Trust although they have not themselves exercised any rights:

Harry D Hill
Michael C Nower

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were deemed to have an interest in these shares. Their total shareholdings now amount to 1,968,333, shares, including their interest in the shares held by the Trustees, representing 1.122% of the issued share capital of the Company.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

CS1.4.13-5101sl(ps)leEBTpurchase140506

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

11 May 2006

UK Listing Authority
Financial Services Authority
25 The North Colonade
Canary Wharf
London E14 5HS

By RIS

Notification of Shareholders Resolutions

At the Annual General Meeting of Countrywide plc held on 11 May 2006, at the offices of Panmure Gordon, Moorgate Hall, 155 Moorgate, London EC2M 6XB at 9.00 a.m., the following resolutions for special businesses, were duly passed:

Special Resolution

Resolution 9

That the company be and is hereby authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary Shares of 5p each in the capital of the Company provided that:

(i) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 17,743,173;

(ii) the minimum price which may be paid for such Ordinary Shares is 5p per share;

(iii) the maximum price (exclusive of expenses) which may be paid for such Ordinary Shares is not more than 5 per cent. above the average of the middle market quotations for the Ordinary Shares derived from the Daily Official List of the London Stock Exchange for the five business days before the purchase is made;

(iv) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company; and

(v) the company may make a contract or contracts to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts.

Ordinary Resolution

Resolution 10

That the directors be and are hereby authorised to amend the Rules of the Countrywide Sharesave Plan (the "Sharesave Plan") into the form presented to the Meeting and for the purpose of identification marked "A" and signed by the Chairman thereof or into such other forms as may be required by the Inland Revenue for the purposes of obtaining approval of the Countrywide Sharesave Plan under the provisions of section 516 and Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003 and to do all acts and things which they may consider necessary or expedient for implementing and giving effect to the same.

CS1.6.4-5101sl(ps)le200406UKLA

Ordinary Resolution

Resolution 11

That the directors be and are hereby authorised to amend the Rules of the Countrywide Approved Share Option Plan (the "Approved Share Option Plan") into the form presented to the Meeting and for the purpose of identification marked "B" and signed by the Chairman thereof or into such other forms as may be required by the Inland Revenue for the purposes of obtaining approval of the Countrywide Share Option Plan under the provisions of Section 521 and Schedule 4 of the Income Tax (Earnings and Pensions) Act 2003 and to do all acts and things which they consider necessary or expedient for implementing and giving effect to the same.

Ordinary Resolution

Resolution 12

That the directors be and are hereby authorised to amend the Rules of the Countrywide Unapproved Share Option Plan (the "Unapproved Share Option Plan") into the form presented to the meeting and for the purpose of identification marked "C" and signed by the Chairman thereof or into any other forms as they consider necessary or expedient for implementing and giving effect to the same.

Ordinary Resolution

Resolution 13

That the directors be and are hereby authorised to amend the Rules of the Countrywide Assured Group plc Savings Related Share Option Scheme (1996) (the "1996 SAYE") into the form presented to the Meeting and for the purpose of identification marked "D" and signed by the Chairman thereof or into any other forms as they consider necessary or expedient for implementing and giving effect to the same.

Ordinary Resolution

Resolution 14

That the directors be and are hereby authorised to amend the Rules of the Countrywide Assured Group plc Executive Share Option Scheme (1996) (the "1996 ESOS") into the form presented to the Meeting and for the purpose of identification marked "E" and signed by the Chairman thereof or into any other forms as they consider necessary or expedient for implementing and giving effect to the same.

Ordinary Resolution

Resolution 15

That the directors be and are hereby authorised to establish The Countrywide 2006 Performance Share Plan (the "Performance Share Plan"), a copy of the draft rules of which has been produced to the meeting and initialled by the Chairman (for the purposes of identification marked "F" only).

Dated this 11th day of May 2006

C HS

~~Chairman~~/Director

Regulatory Announcement

Go to market news section

Company	Countrywide Plc
TIDM	CWD
Headline	AGM Statement
Released	07:00 11-May-06
Number	PRNUK-1005

11 May 2006

Countrywide plc

AGM Statement

At the Countrywide plc Annual General Meeting to be held at Panmure Gordon, Moorgate Hall, 155 Moorgate, London EC2M 6XB, at 9.00 am on 11 May 2006, the Chairman, Christopher Sporborg, CBE, will make the following statement:

'We are very pleased to be able to report that thus far this year the financial results of all our operating divisions have exceeded our own internal expectations.

In our house agency business, invoicing of fees for the first four months of the year at £92million, was 40% higher than last year. At the end of April, the pipeline of sales in the hands of lawyers had increased by some 46% from the start of the year, to £92.3million.This was some 27.1% higher than twelve months earlier, and represented an all time high level for the group. House prices across the group remain reasonably stable at around £184,000, and the average fee in the first four months of the year was £3,130 per transaction.

Activity in our lettings business is good both in London, where stock is in very short supply, and the provinces. Rents display small upward movements in most areas.

Substantially increased home sales activity has lifted sales of financial products. The number of exchanged mortgages placed with our mortgage panel to the end of April has increased by 46.7% over last year, whilst life policies placed on risk have increased by 81%.

Countrywide Surveyors had excess capacity throughout the whole of 2005. As 2006 has developed, the excess has begun to be taken up, and currently the division is working at approaching full capacity. Indeed, in recent weeks, in some parts of the country, we have again found ourselves having to panel out some work to third party surveyors.

Countrywide Property Lawyers has been much encouraged by the success to date in the installation and use of its new computer system, which is already handling 40% of active cases. As a consequence, the volume of new instructions retained within the business has been rapidly increasing over last year's levels, whilst the combination of a higher opening pipeline and much reduced operating costs has cut trading losses considerably from those suffered in 2005. Further contracts have been won by our remortgage conveyancing business, but volumes through the unit remain modest.

Business is reasonably strong at H2O Homes Overseas Countrywide in Spain, which we hope will be profitable in 2006. Activity at TM Property Services, in which we now hold a 25% stake, is strong and the financial results are encouraging.

Our current cash position and level of cash generation are both good. Despite the repurchase of a further 1million shares, bought into treasury during March,

our cash balance at the end of April was £13million.

Predicting the state of the UK housing market is a widely practiced, but notoriously difficult task.

Our view is that, provided macro economic conditions remain reasonably benign, the housing market will be sufficiently buoyant in the remainder of the year to enable Countrywide to comfortably achieve market expectations for 2006 net earnings.

We intend to announce our half-year results on Tuesday 15th August 2006.'

For further information please contact:

Countrywide plc

Christopher Sporborg, Chairman Tel: 020 7242 5300

Harry Hill, Group Managing Director Tel: 01376 533 700

END

Close

Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

2 May 2006

The Board of Directors of Countrywide plc announces that the Board has today received the following:-

Notification of PDMR Sharedealing

1. The Trustees of the Employee Benefit Trust have received notification from Mr G R Fitzjohn, an option holder and member of the Executive Committee of the Company. Mr Fitzjohn has exercised 2,213 option rights over ordinary Shares of 5p each in the Company held by the Trustees of the Employee Benefit Trust, details below:

Date of Notification	Date of Exercise	No. of option rights exercised	Granted on	Price per Share	Scheme
02.05.06	28.04.06	2,213	21.05.1999	Nilp	Executive Deferred Incentive Scheme (1996)

This is an announceable occurrence because the following Directors of Countrywide plc are included within the class of beneficiaries of the Trust although they have not themselves exercised any rights:

Harry D Hill
Michael C Nower

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were deemed to have an interest in these shares. Their total shareholdings now amount to 1,412,479, shares, including their interest in the shares held by the Trustees, representing 0.805% of the issued share capital of the Company.

2. Following Mr Fitzjohn's exercise of options over ordinary shares of 5p each in the Company, his shareholding has increased from 172,390 shares to 174,603 shares, representing 0.099% of the issued share capital of the Company.

~~Director~~/Company Secretary
Countrywide plc

CS1.4.12-5101sl(ps)leEBTexercise020506GRF

Countrywide plc

Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

19 April 2006

Transaction by Member of the Executive Committee

Pursuant to Sections 96A and 96B of the Financial Services and Market Act 2000, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr R A Scarff, member of the Executive Committee of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares	Price Per Share
13/04/06	19/04/06	R A Scarff	1,333	520p

Following the above transaction, Mr Scarff's shareholding in the Company has increased to 3,619 shares representing 0.002% of the issued share capital of the Company.

G R Williams
Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

CS1.4.11-5101ExecShadealing-sl(ps)le190406

Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

13 April 2006

Senior Executive's Sharedealing

Pursuant to Sections 96A and 96B of the Financial Services and Market Act 2000, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr John Williams, member of the Executive Committee of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares	Price Per Share
13/04/06	13/04/06	J Williams	1,000	519.5p

Following this purchase, his shareholding in the Company now stands at 2,000 representing 0.0011% of the issued share capital of the Company.

Company Secretary/Director
Countrywide plc

c.c. H D Hill
M C Nower

CS1-4.8-5101ExecsShrdealing-sl(ps)le30406

Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

12 April 2006

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 12 April 2006 the Company purchased, through Panmure Gordon & Co., 500,000 ordinary shares of 5p each at 520.5809p per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 3,713,652 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 175,422,752.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

CS1-4.6-5101Share Buyback-sl(ps)le120406

DJ Countrywide PLC Transaction in Own Shares

RNS Number: 277311

Countrywide PLC
11 April 2006

Countrywide plc

Purchase of own shares

Countrywide plc announces that it has purchased the following number of its ordinary shares of GBP0.05 each on the London Stock Exchange via ABN AMRO Bank NV.

Date of purchase:
11 April 2006

Number of ordinary shares purchased:
125,000

Highest price paid per share :
526.75p

Lowest price paid per share:
522p

Volume weighted average price paid per share:
523.72

Countrywide intends to hold the purchased shares in treasury.

Following the purchases of these shares, Countrywide holds 3,213,652 ordinary shares in treasury and has 175,922,752 ordinary shares in issue (excluding treasury shares).

Countrywide plc

Interim Results 2006

Countrywide plc
Contents

	Page
Chairman's statement	1
Consolidated interim income statement	7
Consolidated interim statement of recognised income and expense	8
Consolidated interim balance sheet	9
Consolidated interim statement of cash flows	10
Notes to the interim results	11
General information	16

Highlights

	6 Months 2006	6 Months 2005	Change
Group operating profit before exceptional items	**£43.9m**	£2.4m	
Group operating profit	**£43.9m**	£5.2m	
Group profit before tax	**£62.8m**	£3.5m	
Earnings per share	**27.01p**	1.82p	
Interim dividend per share	**5.00p**	1.00p	
House sales exchanged	**48,126**	38,965	24%
Mortgages arranged	**28,651**	21,280	35%
Valuations and survey instructions	**347,016**	319,424	9%
Conveyances completed	**28,870**	20,490	41%
Life policies arranged	**23,473**	13,472	74%

Financial calendar

15 August 2006	Interim results 2006 announced
23 August 2006	Ex-dividend date
25 August 2006	Dividend record date
2 October 2006	Dividend payment date
13 March 2007 (tbc)	Preliminary results 2006 announced
April 2007 (tbc)	AGM

Forward-looking statements

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of Countrywide plc. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of Countrywide plc including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates, inflation, deflation, the impact of competition, changes in customer preferences, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which Countrywide plc and its affiliates operate. As a result, Countrywide plc's actual future condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward-looking statements.

BUSINESS REVIEW

I am delighted to report that profits for the six months to 30 June 2006 were significantly better than the same period last year. Operating profit before exceptional items was £43.9 million (2005: £2.4 million) whilst profit before tax, boosted by the profits on the disposal of part of our interests in Rightmove plc and TMG Holdings Ltd ("TMG") and the sale of our commercial surveying division, was a record £62.8 million (2005: £3.5 million).

The largest contribution to this improvement in performance came from a major turnaround in the operating profits of the UK residential estate agency business where, aided by a 24% increase in house exchanges, last year's loss of £6.4 million was turned into a profit of £19.0 million. Furthermore, both the financial services and surveying and valuation divisions saw material uplifts in profit, whilst the conveyancing division reduced its loss by some £3.5 million.

Since Rightmove is now listed on the London Stock Exchange, we are no longer able to incorporate its results in the group's results until they have been released to the market. Despite this reporting restriction, we are still required to account for the results of this investment as an associate. In future, we will therefore include our share of Rightmove's published results (currently 21.5%) in the first financial statements which we will announce following the release of any relevant financial information produced by Rightmove.

Following the successful integration last year of the estate agency and lettings businesses we bought from Bradford & Bingley Group plc ("BBG") in 2004, the majority of our financial services sales force based in our estate agency offices is now successfully operating under our proven model. The integration of the Securemove survey and valuation business is substantially complete, and now only awaits the rollout of our Enterprise computer system, for which plans are in hand.

Subsequent to our Annual Report, the judgement of the High Court in April indicated that there are very limited circumstances in which overseas losses can be utilised for group relief. This is reinforced by the new rules introduced in the Finance Act 2006. Consequently, we have reversed the deferred tax asset of £1.9 million set up in the 2005 accounts. The profits on disposal of shares in Rightmove and TMG have been relieved by substantial shareholder exemptions. The net effect of these items is to reduce the effective tax charge for the six months period to 24.4%.

Cash flow in the six months to 30 June has been strong. In addition to the net cash flow from operating activities of £30.0 million (2005: £(18.0) million), we realised £23.6 million from the proceeds of the disposals noted above. In May, the underlying strength of our cash flow gave us the confidence to cancel the three year Revolving Credit Facility originally taken out to fund the £85.0 million return of capital in 2004. Despite the purchase of two million shares into Treasury at a cost of £10.2 million, and a purchase of 555,854 shares at a cost of £3.0 million by the Employee Benefit Trust, as a hedge against awards made under the Performance Share Plan, we had positive cash balances at the half year of £35.2 million.

In the light of these excellent results and our strong cash flow, we have decided to pay an Interim Dividend of 5.00p per ordinary share. In addition, we have decided to distribute the profit on the partial disposal of our holding in Rightmove, which was approximately 9.31p per Countrywide share, by buying £20 million of the company's shares into Treasury. This will give a total cash return to shareholders so far this year of £44 million (approximately 25.2p per share).

We would anticipate maintaining a progressive dividend policy, based on the dividend being covered between 2 and 2.5 times by earnings on average through the business cycle. We also expect that periodically we may have capital in excess of that required to develop the business and to maintain the dividend and we would propose to return such excess capital to shareholders by the most appropriate means at the time. □

Chairman's statement *(continued)*

Estate Agency Division

	6 Months 2006	6 Months 2005	Change
Turnover			
– UK Estate Agency	**£166.4m**	£117.9m	41%
– Lettings	**£21.7m**	£19.0m	14%
– Overseas	**£1.3m**	£1.3m	–
Operating profit/(loss)			
– UK Estate Agency	**£19.0m**	£(6.4)m	
– Lettings	**£3.7m**	£2.7m	37%
– Overseas	**£(0.2)m**	£(0.4)m	
Branches at 30 June			
– owned	**1,062**	1,072	–1%
– franchised	**120**	109	10%
House sales exchanged			
– owned	**48,126**	38,965	24%
– franchised	**2,700**	1,676	61%
Average commission	**1.68%**	1.63%	
Average house price	**£187,000**	£176,600	6%
Headcount (average FTE)	**7,277**	6,973	4%
Average employees per branch	**5.30**	5.02	6%
Closing pipeline	**£96.8m**	£76.3m	27%
Closing pipeline (Number of offers)	**28,991**	24,030	21%

UK Estate Agency

The housing market has followed a more traditional pattern over the last twelve months and there have been no unusual factors affecting the trend of sales arranged, the pipeline and the stock of homes for sale, all of which followed normal seasonal trends. There now exists little reliable or timely data to give a guide to activity levels in the UK housing market. However, we estimate that the increase in sales arranged per office of 25% achieved by our estate agency network is in line with the market or maybe slightly better. This improvement in activity, together with rising house prices, has resulted in some recent pressure on commission rates, although the rate achieved in June was still higher than in June 2005. The average commission per sale in the six months to June 2006 was £3,183, some 10% higher than that achieved in the same period in 2005.

In response to the more active market the number of employees increased and this, together with higher semi-variable costs such as advertising and printing, has led to a 14.4% increase in total costs. Of the incremental income generated over 2005, 57.7% has benefited operating profit.

The residential estate agency benefits from residential sales generated from the Corporate Property Services business. This unit provides services to lenders in possession, house builders and companies relocating personnel and is also a residential maintenance contractor. Income in this business grew faster than the residential market, enabling it to make a worthwhile contribution to the division's profits.

The development of a dedicated Land and New Homes business supported by the estate agency branch network continues to progress. There are now 28 dedicated offices across the country, with further expansion planned. During the first six months of the year sales with a capital value of nearly £484 million have been agreed, which we believe makes this business the largest of its type in the country.

Franchising

Our franchising business now has 120 operational branches and is the largest estate agency franchise network in the United Kingdom. The management's emphasis in 2006 has been on further strengthening the franchisee support, development and training functions. The experienced agents that make up the support team have contributed to the 61.4% increase in the value of sales exchanged achieved by the franchise network, on a like-for-like branch basis, compared to the first 6 months of 2005.

Lettings

Our provincial lettings business, Countrywide Residential Lettings continues to deliver excellent growth, with operating profit up 29% on 2005. This increase has been delivered through higher income which is up 14%. The number of properties let during the period has increased by 17% with a strong pipeline going forward into the busiest summer period. Productivity has improved by 13%. Rental levels have increased a little ahead of inflation at 3.7%. The development of the Lets-Cover.co.uk brand, which enables customers to instantly take out insurance for rental property online, has helped insurance sales to customers of the residential lettings business grow by 49%.

Countrywide Property Management, the corporate management arm of the business, has developed synergies with Land and New Homes teams, creating a total solution for developers of leasehold property.

The leasehold property management element of the business is expanding rapidly and the pipeline of new business stands at over 10,000 units and continues to grow. Countrywide Property Management is the leading provider of property management services to pension trustees offering SIPPs and is the number one provider of alternative accommodation services to the insurance industry providing accommodation to over 850 families in the first half of 2006.

The level of stock in our London business has fallen dramatically, partially due to investors taking advantage of the more buoyant market conditions to dispose of their portfolios, but also because low rental yields make it more difficult to cover interest payments. Despite this environment turnover rose by 13% during the period and profit was up by 96% compared to the same six months last year. The profit margin improved from 10% to 17%. In January 2006, we transferred the administration of our client accounting to India, achieving cost and efficiency savings.

Overseas

Since we restructured our Spanish operation at the beginning of 2005 we have seen a significant increase in referral levels from our estate agency branches of potential buyers of properties in Spain. Increased confidence and improving transaction levels in the UK have also assisted, resulting in 17% more inspection flights from the UK which has translated into 24% more sales arranged. We believe our strategy of focusing the marketing of our Spanish proposition directly through our network of UK estate agency branches will continue to produce increased sales volumes. □

Financial Services Division

	6 Months 2006	6 Months 2005	Change
Turnover	**£42.9m**	£32.8m	31%
Operating profit	**£9.9m**	£4.3m	130%
Total mortgages arranged	**28,651**	21,280	35%
Panel mortgages arranged	**26,019**	17,766	46%
– value	**£2.9bn**	£1.8bn	61%
Life protection policies arranged	**23,473**	13,472	74%
General insurance policies arranged	**25,504**	17,765	44%
Conversion rate			
– mortgages	**59.5%**	54.6%	
– life policies	**48.8%**	34.6%	
– general insurance	**53.0%**	45.6%	
Headcount (average FTE)	**1,446**	1,368	6%

Following the integration of the former BBG financial services sales force in October 2005, the consultant headcount has progressively been building, and at the end of June numbered 883 (2005: 833). This additional headcount, together with a material increase in productivity, has driven the number of mortgages placed with our select panel of leading lenders to record levels. These factors, with the additional benefit of more competitively priced products following last year's repricing, led to a significant rise in the life insurance conversion rate and the number of policies placed on risk. Although the repricing of the life products which we offer means the margins per case are lower, in the half year to 30 June 2006 total income earned on the sale of life products increased by 30% over last year. The average mortgage size arranged increased by 11.6% over last year which, coupled with the increase in volume, gave rise to mortgage related income, some 46% up on the first half of 2005.

Despite the material increase in volumes, there has only been a marginal increase in the number of employees in our processing centres this year, and there has been a pleasing increase in productivity. This has contributed to a year-on-year increase in average margin across the division from 12.7% to 22.7%. □

Chairman's statement *(continued)*

Surveying and Valuation Division

	6 Months 2006	6 Months 2005	Change
Turnover	**£67.0m**	£56.6m	18%
Operating profit	**£14.6m**	£8.0m	83%
Profit on disposal of business	**£1.3m**	–	
Valuations and survey instructions completed	**347,016**	319,424	9%
Headcount (average FTE)	**1,487**	1,735	–14%

Countrywide Surveyors

We have seen a good level of mortgage survey and valuation instructions for house purchases throughout the period, although both the level and the proportion of remortgage survey and valuation instructions has dropped. However, the total number of instructions received grew progressively, so that by April in some parts of the country we had reached capacity, despite productivity improving. However, as the rollout of our new tablet driven computer system, Enterprise, has gathered pace there has been some negative impact on productivity and capacity has reduced whilst our surveyors were trained on the new system. The rollout to the original Countrywide Surveyors offices is complete and plans are in progress to equip the Securemove offices.

The senior management of this division have spent an immeasurable amount of time preparing for the now aborted Home Condition Report. However, there has been no significant direct expenditure or capital investment this year. It is fortuitous that only 27 surveyors had progressed through our internal Home Inspector training programme and had passed the external assessment. Equally fortuitously, whilst a great deal of groundwork had been undertaken to source potential Home Inspectors, recruitment of the additional anticipated employees had not yet commenced.

In March, we sold the Commercial Survey & Valuation business we had acquired with Securemove from BBG in 2004. This business operated in a sector of the market which we do not consider forms part of our core business, and we are sure the operation and its employees will fit more comfortably in the Erinaceous Group plc, the purchasers. We sold our interest for £3.6 million, realising a profit of £1.3 million over the book value. A potential further £1.0 million is receivable over the next 3 years, subject to certain conditions being met.

In May we further extended our operation in Scotland with the purchase of Kean Kennedy, a small business with gross assets of £83,000 based in Elgin. The expansion of our Scottish representation is now enabling us to take advantage of the reciprocal business opportunities arising from our substantial estate agency presence in the west of Scotland. □

Conveyancing Division

	6 Months 2006	6 Months 2005	Change
Turnover	**£10.4m**	£9.3m	12%
Operating loss	**£(1.2)m**	£(4.7)m	
Completions	**28,870**	20,490	41%
Headcount (average FTE)	**576**	608	–5%

Countrywide Property Lawyers

The first few months of 2006 were critical for Countrywide Property Lawyers ("CPL") which needed to manage the successful implementation of its new computer system, whilst coping with the seasonal and market growth in the volume of new instructions. This critical point has now passed, and we have been able to progressively increase the proportion of instructions handled by the new system which at the end of June amounted to 74% of all live cases. The challenge is to grow capacity to meet the demand generated by our estate agency network. Accordingly the next stage of development will be devoted to enhancing the system and our internal processes to bring about increased efficiency and capacity. Thefirst systems enhancement is designed to provide the IT infrastructure which will enable non-critical parts of the process to be outsourced to India. This step will go some way to relieving the potential capacity constraints which could arise from the difficulty of recruiting sufficient suitably qualified conveyancing staff in the UK.

CPL's business is now substantially different from this time last year. During the comparable period in 2005 results suffered from the combined effects of constrained capacity and high fixed costs caused by problems with the previous computer system. Elimination of these issues has lead to both higher income and lower fixed costs, resulting in an improvement of £3.0 million in CPL's contribution.

TitleAbsolute

This business provides a conveyancing panel management service to both CPL and external clients. As CPL's own capacity has increased, so the proportion and volume of its instructions passed to the panel has decreased commensurately. However, this reduction has been more than compensated for by a material uplift in the volume of cases completed on behalf of other clients, which has grown by 88%. As a result the contribution to the division's operating profit has increased significantly.

Remortgage Conveyancing Matters

In the Annual Report, we advised that this business had experienced some operating difficulties as a result of a rapid build up in workload. These problems have now been addressed, but once again the number of transactions being processed is insufficient to enable the unit to operate profitably. Since the start of the year we have seen a slow build up of instructions and although we have secured a further major lender client, and anticipate winning additional new business in the second half, we do not expect being able to trade profitably this year. □

Rightmove

On 15 March 2006, Rightmove was admitted to trading on the London Stock Exchange. In order to assist the creation of a meaningful free float, we sold 5.3 million shares as a result of which our holding has now reduced to 21.5% (28.5 million shares), from the previous 30%. We realised proceeds of £17.1 million and profit of £16.4 million from the sale. As at the close of business on 14 August 2006 the share price of Rightmove was 282p, making our holding worth £80.3 million.

As reported earlier, as a result of Rightmove's listed status, we no longer have access to up-to-date reportable information. Based on statements published by Rightmove, we believe that our share of post tax results of Rightmove for the six months to 30 June 2006, will not be material to the group's results. The group results therefore reflect no change in its investment in Rightmove since the year end. □

TMG Holdings (25% Ownership)

In January 2006 the holdings in this company were restructured and as a result Countrywide plc now has an equal 25% holding together with Rightmove, Connells and Halifax Estate Agencies. Encouragingly, TMG continues to grow and turnover for the six months to June was up 31% over last year, whilst profit increased by 70%. □

Central costs

Central costs at £3.2 million were £2.2 million higher than last year. This is partially due to an increase in the provision for profit sharing bonuses, but also the prior year's comparative included the receipt of a £1 million dividend from the group's insurance cell which has not occurred this year. □

Cash flow and balance sheet

As noted above, cash flow this year has been good reflecting the improvement in profit performance, reduced by the 2005 final dividend of £5.3 million and a payment of £3.0 million into trust in respect of a fully provisioned legal case under appeal. Capital expenditure amounted to £4.1 million in the six months (2005: £3.0 million). About half of this amount was incurred on IT expenditure by Countrywide Surveyors and Countrywide Property Lawyers, whilst the balance was largely expended on estate agency branch refurbishment. □

Developments

This will be the last occasion on which I will report to shareholders with the company's progress. I would like to take this opportunity to say what a privilege it has been to chair the company over the last twenty years; to thank all my board colleagues and the group's employees for their contribution to the group's success; and to congratulate both Harry Hill on his appointment as Chairman to succeed me, and Grenville Turner on his appointment to replace Harry as Group Managing Director. I am immensely proud of all that has been achieved since I formed the group in 1986, and wish it further success in the future.

The major development likely to impact the group's future is the Government's decision to abandon compulsory Home Condition Reports. This decision will seriously weaken the ability of Home Information Packs to transform the house buying process in the way the Government had intended. Countrywide remains a strong supporter of this intention and will continue to work with the Government and our colleagues in the industry to this end.

In the meantime, our focus remains on restoring the fortunes of our Conveyancing Division to capitalise on the opportunities which undoubtedly exist to provide a first class service to our estate agency clients; completing the rollout of Countrywide Surveyors' Enterprise system which will in the short term bring efficiency gains, and in the medium term may afford other benefits; and continuing to incentivise our devolved entrepreneurial management to seek new profit opportunities for example John D Wood have recently successfully introduced a property location and negotiation service for high net worth clients. □

Chairman's statement *(continued)*

Outlook

Whilst there are some signs the market is entering a seasonal lull, it shows no sign of extreme movement in either direction. We are disappointed that the Bank of England has chosen to increase interest rates at this time. However, we believe that the current market is sufficiently robust to absorb this increase, and provided this increase does not mark the first of a series of rate rises, and absent any other external shocks which might affect confidence, the market should continue to remain at current levels subject to normal seasonal fluctuations. In this case house prices should continue to increase on a gentle upward trend. In this event, we are confident of the immediate future and anticipate a further strong profit and cash flow performance next year. ☐

C H Sporborg
Chairman

14 August 2006

Unaudited condensed consolidated interim income statement

for the six months ended 30 June 2006

	Note	**6 months 30 June 2006**		6 months 30 June 2005		12 months 31 Dec 2005	
		£000	**£000**	£000	£000	£000	£000
Revenue	**3**		**308,497**		236,219		528,164
Other income			**8,245**		8,484		14,264
Profit on disposal of business			**1,256**		–		–
Exceptional income							
– Profit on disposal of freehold properties			**–**		2,807		4,982
			317,998		247,510		547,410
Employee benefits costs			**(171,185)**		(151,915)		(317,007)
Depreciation and impairment			**(4,392)**		(5,805)		(10,872)
Other expenses:							
Exceptional items:							
– Write down of computer software and associated contracts		**–**		–		(5,540)	
Regular expenses		**(98,490)**		(84,565)		(182,608)	
			(98,490)		(84,565)		(188,148)
Operating profit before exceptional items		**43,931**		2,418		31,941	
– Exceptional items (net)		**–**		2,807		(558)	
Operating profit	**3**		**43,931**		5,225		31,383
Finance expense			**(2,596)**		(3,511)		(5,603)
Finance income			**2,060**		1,040		2,252
Share of profit of associates			**170**		160		70
Profit on part disposal of associated undertakings			**19,206**		–		2,621
Share of profit of joint ventures		**–**		779		1,591	
Share of tax charge		**–**		(234)		(647)	
			–		545		944
Profit before taxation			**62,771**		3,459		31,667
Taxation	**4**		**(15,335)**		(279)		(4,468)
Profit for the period			**47,436**		3,180		27,199
Earnings per share – Basic	**7**		**27.01p**		1.82p		15.45p
– Diluted	**7**		**26.82p**		1.81p		15.37p

Unaudited condensed consolidated interim statement of recognised income and expense

for the six months ended 30 June 2006

	30 June 2006	30 June 2005	31 Dec 2005
	£000	£000	£000
Foreign exchange translation differences	**(1)**	(2)	(6)
Actuarial losses arising in the pension scheme	**–**	–	(2,619)
Deferred tax adjustment arising on the pension scheme assets and liabilities	**–**	–	786
Share of deferred tax asset in respect of joint venture equity settled share options recognised directly in equity	**–**	–	500
Income and expense recognised directly in equity	**(1)**	(2)	(1,339)
Profit for the period	**47,436**	3,180	27,199
Total income and expense recognised for the period attributable to equity shareholders	**47,435**	3,178	25,860

Unaudited condensed consolidated interim balance sheet

as at 30 June 2006

	Note	30 June 2006 £000	30 June 2005 £000	31 December 2005 £000
Assets				
Non-current assets				
Intangible assets:				
Goodwill		**36,507**	37,607	37,737
Other intangible assets		**6,571**	10,085	6,164
Property, plant and equipment		**21,466**	24,910	22,397
Investments accounted for using the equity method:				
Investments in associates		**2,860**	2,611	1,689
Investments in joint venture		**–**	1,005	2,049
Other investments		**1,237**	1,248	1,225
Other receivables		**623**	2,294	1,401
Deferred tax asset		**9,646**	7,807	11,479
Non-current assets held for sale		**–**	1,496	–
Total non-current assets		**78,910**	89,063	84,141
Current assets				
Trade and other receivables		**90,986**	97,856	78,006
Cash and cash equivalents		**35,229**	12,280	6,987
Total current assets		**126,215**	110,136	84,993
Total assets		**205,125**	199,199	169,134

	Note	30 June 2006 £000	30 June 2005 £000	31 December 2005 £000
Shareholders' equity				
Share capital	6	**8,772**	8,938	8,872
Share premium	6	**30,253**	29,786	30,213
Capital redemption reserve		**50**	50	50
Capital reserve		**(433,829)**	(433,829)	(433,829)
Treasury share reserve		**(16,325)**	–	(6,216)
ESOP share reserve		**(3,588)**	(839)	(571)
Other reserves		**1,109**	1,109	1,109
Translation reserve		**210**	212	211
Retained earnings		**466,252**	402,159	423,584
Total shareholders' equity		**52,904**	7,586	23,423
Non-current liabilities				
Financial liabilities – loans and borrowings		**–**	60,000	5,000
Defined benefit scheme liabilities		**15,922**	13,889	15,514
Provisions		**8,223**	5,949	8,450
Other liabilities		**1,204**	1,822	1,204
Deferred income		**17,211**	18,834	18,060
Total non-current liabilities		**42,560**	100,494	48,228
Current liabilities				
Financial liabilities – bank overdrafts		**–**	1,050	–
Trade and other payables		**87,627**	78,165	82,399
Provisions		**7,274**	9,741	10,130
Current tax liabilities		**14,760**	2,163	4,954
Total current liabilities		**109,661**	91,119	97,483
Total liabilities		**152,221**	191,613	145,711
Total equity and liabilities		**205,125**	199,199	169,134

Unaudited condensed consolidated interim statement of cash flows

for the six months ended 30 June 2006

	Note	6 months 30 June 2006 £000	6 months 30 June 2006 £000	6 months 30 June 2005 £000	6 months 30 June 2005 £000	12 months 31 Dec 2005 £000	12 months 31 Dec 2005 £000
Cash flows from operating activities							
Cash generated from operations	5	**35,850**		(12,557)		45,021	
Interest paid		**(2,153)**		(2,661)		(5,800)	
Income taxes paid		**(3,689)**		(2,796)		(5,069)	
Net cash from operating activities			**30,008**		(18,014)		34,152
Cash from investing activities							
Acquisition of subsidiaries net of cash acquired		**(181)**		(985)		(1,008)	
Purchase of investments		**(16)**		(31)		(10)	
Purchase of property, plant and equipment		**(2,813)**		(2,574)		(5,510)	
Purchase of intangible assets		**(1,265)**		(376)		(1,407)	
Proceeds from sale of property, plant and equipment		**350**		5,695		11,021	
Proceeds from part disposal of associated undertakings		**20,248**		–		3,412	
Proceeds from disposal of intangible assets		**3,350**		–		–	
Dividends received		**–**		1,500		1,537	
Interest received		**2,020**		1,040		2,193	
Net cash generated from investing activities			**21,693**		4,269		10,228
Cash flows from financing activities							
Proceeds from issue of share capital		**42**		28,499		28,943	
Proceeds from disposal of own shares		**–**		–		268	
Repayment of term loans		**(5,000)**		(15,000)		(70,000)	
Buyback of shares		**(10,211)**		–		(6,300)	
Purchase of shares by EBT		**(3,017)**		–		–	
Dividends paid		**(5,273)**		(7,625)		(9,405)	
Net cash used in financing activities			**(23,459)**		5,874		(56,494)
Net increase/(decrease) in cash and cash equivalents			**28,242**		(7,871)		(12,114)
Cash and cash equivalents at the beginning of the period (net of any bank overdrafts)			**6,987**		19,101		19,101
Cash and cash equivalents at the end of the period (net of any bank overdrafts)			**35,229**		11,230		6,987

Notes to the interim results

1. Basis of preparation

Countrywide plc prepares its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as adopted for use by the European Union (EU). The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Countrywide plc Annual Report and Accounts for the year ended 31 December 2006, which do not differ significantly from those used for the Countrywide plc Annual Report and Accounts for the year ended 31 December 2005.

The financial information shown in this half year review is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The financial statements for the year ended 31 December 2005, which were prepared under IFRS, have been reported on by the company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

These interim results have been prepared consistent with the full year financial statements for 2005, the first period in which they were prepared and audited under IFRS; consequently some items at 30 June 2005 have been reclassified.

The group has reclassified computer software, £8,847,000, as an intangible asset from plant property and equipment. Liabilities amounting to £4,834,000 held within accruals were reclassified as provisions and £377,000 of banking fees amortisation was reclassified from unallocated expenses to finance expense.

2. Status of financial information

Countrywide plc is a company domiciled in the United Kingdom. The condensed consolidated interim financial statements of the company for the six months ended 30 June 2006 comprise the company and its subsidiaries (together referred to as the group) and the group's interest in associates and jointly controlled entities.

The condensed consolidated interim financial statements were authorised for issuance on 14 August 2006. The Interim Report will be posted to shareholders and lodged with the Document Viewing Facility of the UKLA on 21 August 2006. Copies of which will also be available from the Company Secretary, Countrywide plc, Countrywide House, Perry Way, Witham, Essex CM8 3SX.

Notes to the interim results *(continued)*

3. Segment results

6 months to 30 June 2006	Estate agency £000	Financial services £000	Surveying & valuation £000	Conveyancing £000	Eliminations £000	Consolidated £000
Revenue						
External sales	188,315	42,876	66,920	10,386	–	308,497
Inter-segment sales	1,109	13	–	–	(1,122)	–
Total revenue	189,424	42,889	66,920	10,386	(1,122)	308,497
Segment result	22,540	9,944	15,895	(1,219)	–	47,160
Unallocated expenses						(3,229)
Operating profit						43,931

6 months to 30 June 2005	Estate agency £000	Financial services £000	Surveying & valuation £000	Conveyancing £000	Eliminations £000	Consolidated £000
Revenue						
External sales	137,592	32,751	56,574	9,302	–	236,219
Inter-segment sales	611	–	–	–	(611)	–
Total revenue	138,203	32,751	56,574	9,302	(611)	236,219
Segment result	(4,128)	4,258	8,019	(4,706)	–	3,443
Unallocated expenses						(1,025)
Operating profit before exceptional items						2,418
Exceptional profit on disposal of freehold properties						2,807
Operating profit						5,225

3. Segment results *(continued)*

12 months to 31 December 2005	Estate agency £000	Financial services £000	Surveying & valuation £000	Convey-ancing £000	Eliminations £000	Consolidated £000
Revenue						
External sales	316,489	74,473	118,075	19,127	–	528,164
Inter-segment sales	1,414	–	–	–	(1,414)	–
Total revenue	317,903	74,473	118,075	19,127	(1,414)	528,164
Segment result	14,089	11,713	18,722	(7,657)	–	36,867
Unallocated expenses						(4,926)
						31,941
Exceptional items:						
– Profit on disposal of freehold properties						4,982
– Write down of computer software and associated contracts				(5,540)		(5,540)
Operating profit						31,383

4. Taxation

	30 June 2006 £000	30 June 2005 £000	31 Dec 2005 £000
Current taxation	**13,515**	575	7,649
Deferred taxation	**1,820**	(296)	(3,181)
	15,335	279	4,468

Reconciliation of current tax charge to UK corporate tax rate:

	30 June 2006 £000	30 June 2005 £000	31 Dec 2005 £000
Profit on ordinary activities before tax	**62,771**	3,459	31,667
Profit on ordinary activities multiplied by rate of corporation tax in the UK of 30% (2005: 30%)	**18,831**	1,037	9,500
Effects of:			
Utilisation of trading losses	**–**	–	(86)
Profits from joint venture and associates	**(51)**	(212)	(1,091)
Utilisation of unprovided capital losses	**(300)**	(1,097)	(2,056)
Overseas losses not relieved	**1,972**	134	(1,598)
Substantial shareholder exemptions	**(5,762)**	–	–
Items disallowed for tax	**652**	620	193
Share options	**(7)**	–	(394)
Prior year refunds	**–**	(203)	–
Total taxation charge	**15,335**	279	4,468

5. Cash flow from operating activities

	30 June 2006 £000	30 June 2005 £000	31 Dec 2005 £000
Profit before taxation	**62,771**	3,459	31,667
Adjustments for:			
Depreciation	**3,544**	4,497	8,102
Amortisation of intangible asset	**849**	1,308	2,770
Share-based payments	**506**	190	566
Profit on sale of investments	**(20,462)**	(2,807)	(7,603)
Income from joint ventures	**–**	(545)	(944)
Profit from associates	**(170)**	(160)	(70)
Movement on provisions	**(3,118)**	266	2,738
Profit on sales of fixed assets and intangibles	**(153)**	(40)	(232)
Exceptional write off of computer software and associated contracts	**–**	–	5,540
Finance expense	**2,596**	3,511	5,603
Finance income	**(2,060)**	(1,040)	(2,252)
Changes in working capital (excluding effects of acquisitions and disposals of group undertakings):			
Increase in trade and other receivables	**(12,124)**	(24,970)	(4,596)
Increase in trade and other payables	**3,671**	3,774	3,732
Cash generated operations	**35,850**	(12,557)	45,021

6 Capital and reserves

Share capital and share premium

	Share capital		Share premium
	Number	£000	£000
Ordinary shares of 5p each			
At 1 January 2005	170,287,515	8,515	1,711
Placement of shares	8,456,416	423	28,059
Exercise of share options	13,015	–	16
At 30 June 2005	178,756,946	8,938	29,786
Purchase of Treasury shares	(1,686,652)	(84)	–
Exercise of share options	361,445	18	427
At 31 December 2005	177,431,739	8,872	30,213
Purchase of Treasury shares	(2,027,000)	(101)	–
Exercise of share options	35,961	1	40
At 30 June 2006	175,440,700	8,772	30,253

	30 June 2006	30 June 2005	31 Dec 2005
	£000	£000	£000
Treasury shares held by the company	**3,713,652**	–	1,686,652
Shares held by the EBT	**1,192,509**	844,840	645,962

Dividends

The following dividends were paid by the group:

	30 June 2006	30 June 2005	31 Dec 2005
	£000	£000	£000
Final dividend 3.00p (2005: 4.50p)	**5,273**	7,625	7,625
Interim dividend (2005: 1.00p)	**-**	–	1,780
	5,273	7,625	9,405

The interim dividend of 5.00p per share for 2006 will be paid on 2 October 2006 to shareholders on the register at the close of business on 25 August 2006, the dividend record date, which will absorb an estimated £8.7 million of shareholders' funds. The ex-dividend date is 23 August 2006.

7. Earnings per share

An earnings per share has been calculated on the weighted average number of ordinary shares in issue during the period entitled to dividend of 175,606,000 (30 June 2005: 174,655,000, 31 December 2005: 176,082,000). Shares held by the Employee Benefit Trust and Treasury shares are excluded from the calculation. The fully diluted number of shares was 176,860,000 (30 June 2005: 175,569,000, 31 December 2005: 176,944,000), the difference representing the number of shares that would be issued for no consideration if all outstanding share options were to be exercised.

General information

DIRECTORS

Directors
Christopher H Sporborg CBE* (Chairman)
Harry D Hill (Managing Director)
Michael C Nower (Finance Director)
Grenville Turner
Andrew J Brown*†
Peter W Mason*†
Michael J Gordon*†

* Non-Executive
† Independent

Executive Committee
Anthony H Ekins
Gerald R Fitzjohn
David B Fletcher
Terry Marris
Robert A Scarff
Christopher P Shaw
J Alan Snowball
John Williams

Secretary
Gareth R Williams

GROUP HEAD OFFICE AND REGISTERED OFFICE

Countrywide House
Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520758

Website
www.countrywideplc.co.uk

Company Number
4947152

ADVISERS

Bankers
Royal Bank of Scotland plc
National Westminster Bank plc

Stockbrokers
Hoare Govett Limited
Panmure Gordon Limited

Solicitors
Ashurst
Pinsent Masons
Watson Burton LLP

Auditors
BDO Stoy Hayward LLP

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU

GROUP COMPANIES

Residential Estate Agency Division
Countrywide Estate Agents
Abbotts
Adkin
Alan de Maid
Alder King
Ambrose
Austin & Wyatt
Bairstow Eves
Beresford Adams
Bridgfords
Buckell Ballard
Carson & Company
Chappell & Matthews
Countrywide
Constables
Dixons
Entwistle Green
Evans& Evans
Faron Sutaria
Frank Innes
Freeman Forman
Fulfords
Gascoigne Pees
Geering & Colyer
H2O Homes Overseas Countrywide
Hawkins Countrywide
Hetheringtons
Januarys
John D Wood & Co
King & Chasemore
Land and New Homes
Locke & England
Mann & Co
Miller
Morris Dibben
Palmer Snell
Parkinsons
Poulters
RA Bennett & Partners
Rafferty Buckland
Rentons Countrywide
Slater Hogg Howison
Spencers
Stimpsons
Stratton Creber
Sykes Waterhouse
Taylors
Watson Bull & Porter
Wilson Peacock
Countrywide Country Houses
Countrywide Property Auctions
Countrywide Corporate Property Services

Lettings
Countrywide Residential Lettings
Countrywide Property Management
PKL

Countrywide Franchising Limited

Financial Services Division
Countrywide Estate Agents FS Limited
Countrywide Principal Services Limited
Slater Hogg Mortgages Limited

Surveying & Valuation Division
Countrywide Surveyors Limited
Kean Kennedy Limited
Harvey Donaldson & Gibson Limited
Palmer Snell Fulfords Limited
Securemove Property Services Limited

Conveyancing Division
Countrywide Property Lawyers Limited
Remortgage Conveyancing Matters Limited
TitleAbsolute Limited
Trade Partners Limited

Associated Companies
Rightmove plc
T M G Holdings Limited
Netsquared Limited

Printed by greenaways, a member of the ormolu group. 164830

Countrywide plc

Countrywide House
Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520758

www.countrywideplc.co.uk